                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                       Corrections Corporation of America
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    220256101
                         ------------------------------
                                 (CUSIP Number)

Bernard Carton                                Copy to:   Howard Fuguet, Esq.
Sodexho S.A.                                             Ropes & Gray
3 avenue Newton                                          One International Place
78180 Montigny-le-Bretonneux                             Boston, MA 02110
France                                                   (617) 951-7292


    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  April 5, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act bu shall be subject to all other provisions of the Act (however, see the Notes).

                       Corrections Corporation of America

                                  SCHEDULE 13D

                                 Amendment No. 6

         Reference is made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 1, 1994 and amended by Amendment No. 1 filed on October 19, 1994 (the "Schedule 13D"), Amendment No. 2 filed on November 3, 1994, Amendment No. 3 filed on July 7, 1995, Amendment No. 4 filed on August 7, 1995 and Amendment No. 5 filed on December 20, 1995.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Corrections Corporation of America, a Delaware corporation (the "Issuer"), which has its principal executive offices at 102 Woodmont Blvd., Nashville, Tennessee 37205.

Item 2.  Identity and Background.

         This statement is filed by Sodexho S.A. ("Sodexho"), a French corporation. The principal executive offices of Sodexho are located at 3 avenue Newton, 78180 Montigny-le- Bretonneux, FRANCE.

         Sodexho, directly and through subsidiaries and affiliates, in 60 countries provides contract food and management services, remote site management services and leisure services, and also engages in the issuance of service vouchers.

         Information relating to the directors and executive officers of Sodexho is contained in Exhibit A attached hereto and incorporated herein by reference.

         During the last five years, neither Sodexho nor, to the best of Sodexho's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

         The amount of the funds used in purchasing the Securities (as defined below) reported for the first time by this Amendment was approximately $20,000,000. Sodexho obtained the funds for these transactions from its general corporate funds.

Item 4.  Purpose of Transaction.

         All share numbers reported in this Amendment No. 6 reflect a 2-for-1 stock split of the Shares effected in the form of a dividend paid on October 31, 1995.

         Pursuant to a Note Purchase Agreement dated April 5, 1996, among Sodexho and the Issuer, Sodexho purchased, pursuant to an exercise of its preemptive rights, a 7.5% convertible subordinated note in the aggregate principal amount of $20,000,000, which is convertible into approximately 375,235 shares of Common Stock at $53.30 per share at any time beginning April 5, 1996, and ending February 28, 2002 (the "7.5% Note").

Item 5.  Interest in Securities of the Issuer.

         (a), (b). Sodexho is the beneficial owner of 6,962,407 shares of Common Stock (approximately 18.07% of the shares of Common Stock of the Issuer.)

         (c). Sodexho is the beneficial owner of all of the shares of Common Stock to which this statement relates held in its name, and has sole power to vote and dispose of all such shares.

         Except for the transactions described in this Item 5(c) Sodexho has not engaged in any transactions in the Common Stock of the Issuer during the 60-day period ended April 5, 1996. To the best of Sodexho's knowledge and belief, none of the directors or executive officers of Sodexho has engaged in any transactions in the Common Stock during the 60-day period ended April 5, 1996.

         (d). No person other than Sodexho has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Sodexho.

         (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         Sodexho and the Issuer have entered into a Registration Rights Agreement dated as of April 5, 1996, in which the Issuer grants to Sodexho certain demand and piggy-back registration rights with respect to Common Stock issued upon conversion of the 7.5% Note.

         As part of the Note Purchase Agreement dated as of April 5, 1996 between Sodexho and the Issuer, the Issuer agreed to pay an arrangement fee of $300,000 to Sodexho as well as pay Sodexho's expenses, including legal and incidental expenses, incurred in connection with the purchase of the 7.5% Notes.

Item 7.    Material to be Filed as Exhibits.

Exhibit A. Information concerning Reporting Persons' officers, directors and other.

Exhibit B. Note Purchase Agreement dated as of April 5, 1996.

Exhibit C. Schedules to Note Purchase Agreement dated as of April 5, 1996.

Exhibit D. Registration Rights Agreement dated as of April 5, 1996.

Exhibit E. Form of 7.5% Note.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  April 15, 1996

        SODEXHO S.A.

        By:  /s/ Joseph T. Turo, Jr.
             -----------------------
             Name:  Joseph T. Turo, Jr.
             Title: Attorney-in-fact for Jean-Pierre Cuny, Senior Vice President

                                  EXHIBIT INDEX

Exhibit                                                         Page Number in
Number     Description                                          sequentially number copy
- ------     -----------                                          ------------------------
A          Information concerning Reporting Persons' officers,
           directors and other.

B          Note Purchase Agreement dated as of April 5, 1996.

C          Schedules to Note Purchase Agreement dated as of
           April 5, 1996.

D          Registration Rights Agreement dated as of April 5,
           1996.

E          Form of 7.5% Note.

                                    EXHIBIT A

                        Directors and Executive Officers

     The names of the directors and executive officers and their business addresses and present principal occupation or employment are set forth below.
The business address of each director and officer is c/o Sodexho S.A., 3 avenue
Newton, Montigny-le-Bretonneux, FRANCE.

       I.   Directors of Sodexho
            --------------------

Name                           Present Principal Occupation
- ----                           ----------------------------
Pierre Bellon                  Chairman
Remi Baudin                    Vice-Chairman of the Board
Astrid Bellon                  Student
Bernard Bellon                 Chairman of  FINADVANCE S.A. and
                               BONNASSE GESTION S.A.
Francois-Xavier Bellon         Operational Manager, SFRS
Sophie Clamens                 Manager, strategic and marketing analysis, FBSA
Patrice Douce                  Senior Vice-President
Nathalie Szabo                 Manager, FBSA
Francois Perigot               Former President of CNPF
Edouard de Royere              Former Chairman of L'Air Liquide
Paul Jeanbart                  Chairman of Rolaco Group


      II.   Executive Directors of Sodexho (in addition to those listed above under I)
            -------------------------------------------------------------------------

Name                           Office/Position with Sodexho
- ----                           ----------------------------

Pierre Bellon*                 Chairman and Chief Executive Officer
Remi Baudin                    Vice-Chairman
Bernard Carton*                Vice-Chairman - Finance
Clodine Pincemine              Vice-President - Communications
Phillipe Taillet               Vice-President - Strategy
Patrice Douce*                 Chief Executive Officer
Garry Hawkes*                  Chief Executive Officer of Gardner Merchant
Michel Landel                  Chief Executive Officer - North America
Jean-Michel Dhenain            Chief Executive Officer - France

*Member of the Chairman's Committee

                                                                     EXHIBIT B
================================================================================










                       CORRECTIONS CORPORATION OF AMERICA

                       ----------------------------------

                             NOTE PURCHASE AGREEMENT

                       ----------------------------------



                      7.5% Convertible, Subordinated Notes
                              due February 28, 2002
                                  ($20,000,000)





                            Dated as of April 5, 1996











================================================================================



                                TABLE OF CONTENTS
                                -----------------
                                                                            PAGE
                                                                            ----

1.    Authorization of Issue of the Notes ...................................  1

2.    Sale and Purchase of the Notes; Closing Date; Conditions for Closing ..  1
      2.1   Sale and Purchase of the Notes ..................................  1
      2.2   Closing Date ....................................................  1
      2.3   Conditions for Closing ..........................................  1
      2.4   Waiver of Conditions ............................................  3

3.    Definitions; Construction .............................................  4
      3.1   Definitions .....................................................  4
      3.2   Construction .................................................... 10
      3.3   Changes in Accounting Principles ................................ 10

4.    Representations and Warranties of the Corporation ..................... 11
      4.1   Organization and Qualification .................................. 11
      4.2   Due Authorization ............................................... 11
      4.3   Subsidiaries .................................................... 11
      4.4   SEC Reports ..................................................... 11
      4.5   Financial Statements ............................................ 12
      4.6   Actions Pending; Compliance with Law ............................ 12
      4.7   Title to Properties; Insurance .................................. 12
      4.8   Governmental Consents, Etc ...................................... 13
      4.9   Holding Corporation Act and Investment Corporation Act Status ... 13
      4.10  Taxes ........................................................... 13
      4.11  Conflicting Agreements and Charter Provisions ................... 13
      4.12  Capitalization .................................................. 14
      4.13  Disclosure ...................................................... 14
      4.14  Status of Conversion Shares ..................................... 15
      4.15  Registration Under Exchange Act ................................. 15
      4.16  ERISA ........................................................... 15
      4.17  Possession of Franchises, Licenses, Etc. ........................ 15
      4.18  Environmental and Other Regulations ............................. 16
      4.19  Offering of Securities .......................................... 16
      4.20  Brokers or Finders .............................................. 16
      4.21  Offering of Notes ............................................... 16
      4.22  Regulations G, T, U, and X ...................................... 16

5.    Representations and Warranties of Purchaser ........................... 17
      5.1   Due Authorization ............................................... 17
      5.2   Conflicting Agreements and Other Matters ........................ 17
      5.3   Acquisition for Investment; Source of Funds ..................... 17





      5.4   Brokers or Finders .............................................. 17
      5.5   Accredited Investor ............................................. 18

6.    Covenants ............................................................. 18
      6.1   Financial Statements and Other Reports .......................... 18
      6.2   Inspection of Property .......................................... 19
      6.3   Use of Proceeds; Regulations G, T, U, and X. .................... 19
      6.4   Consolidated Net Worth .......................................... 19
      6.5   Consolidated Fixed Charges ...................................... 19
      6.6   Consolidated Senior Funded Debt ................................. 20
      6.7   Compliance with Laws ............................................ 20
      6.8   Maintenance of Properties; Insurance ............................ 20
      6.9   Performance of Government Contracts ............................. 21
      6.10  Notice to Purchaser ............................................. 21
      6.11  Waiver of Stay, Extension, or Usury Laws ........................ 21
      6.12  Conduct of Business ............................................. 21
      6.13  Amendments or Waivers of Certain Documents ...................... 22
      6.14  Limitation on Issuance of Other Subordinated Indebtedness
            Senior to the Notes ............................................. 22
      6.15  Limitation on Subsidiary Funded Debt ............................ 22

7.    Events Of Default; Remedies Therefor .................................. 22
      7.1   Events of Default ............................................... 22
      7.2   Acceleration of Maturities ...................................... 24

8.    Agreements of Purchaser ............................................... 25
      8.1   Transfer of the Notes ........................................... 25
      8.2   No General Solicitation ......................................... 25
      8.3   No Registration ................................................. 25
      8.4   Transfer Restrictions; Legends .................................. 25
      8.5   Restrictions on Conversion ...................................... 26
      8.6   Further Cooperation ............................................. 26

9.    Nondisclosure of Confidential Information ............................. 27

10.   Miscellaneous ......................................................... 27
      10.1  Indemnification ................................................. 27
      10.2  Survival of Covenants, Representations, and Warranties .......... 28
      10.3  Successors and Assigns .......................................... 28
      10.4  Notices ......................................................... 28
      10.5  Expenses ........................................................ 29
      10.6  Descriptive Headings ............................................ 29
      10.7  Satisfaction Requirement ........................................ 29
      10.8  Remedies ........................................................ 29
      10.9  Entire Agreement ................................................ 29






      10.10 Amendments ...................................................... 29
      10.11 Severability .................................................... 30
      10.12 Execution in Counterparts; Telecopy Execution ................... 30
      10.13 Governing Law ................................................... 30
      10.14 Direct Payment .................................................. 30



LIST OF EXHIBITS

Exhibit L - 1 Legal Opinion

Exhibit N - 1 Form of Subordinated Note

Exhibit R - 1 Registration Rights Agreement


LIST OF SCHEDULES

Schedule 4.3 Subsidiaries

Schedule 4.6 Pending Actions

Schedule 4.11 Conflicts

Schedule 4.12 Options/Warrants

Schedule 10.14 Purchaser's Schedule

            This NOTE PURCHASE AGREEMENT (this "Agreement"), dated as of April 5, 1996, between SODEXHO S.A. a French corporation ("Purchaser"), and CORRECTIONS CORPORATION OF AMERICA, a Delaware corporation (the "Corporation").


            WHEREAS, the Corporation has duly authorized the issuance of convertible, subordinated notes in the aggregate principal amount of $20,000,000 that are to be convertible into shares of the Corporation's common stock;

            WHEREAS, Purchaser wishes to purchase the convertible, subordinated notes from the Corporation, and the Corporation wishes to sell such convertible, subordinated notes to Purchaser; and

            WHEREAS, Purchaser and the Corporation are entering into this Agreement to provide for such purchase and sale and to establish various rights and obligations in connection therewith.

            NOW, THEREFORE, in consideration of the premises and the mutual covenants herein set forth, the parties hereto agree as follows:

      1. AUTHORIZATION OF ISSUE OF THE NOTES. The Corporation has duly authorized the issuance of convertible, subordinated notes (the "Notes") in the aggregate principal amount of $20,000,000, to be dated the date of issuance thereof, to bear interest on the unpaid balance thereof from the date thereof quarterly at the Coupon Rate and, upon the occurrence of a Triggering Event and until the date on which such Triggering Event is cured or waived or until the date that is ninety (90) days from the initial occurrence of Triggering Event, whichever is later, at the Triggering Event Rate, until the principal thereof shall become due and payable. The indebtedness evidenced by the Notes shall be convertible into shares of the Corporation's common stock, $1.00 par value, upon such terms and at a conversion rate as set forth in the Notes. The Notes shall be substantially in the form attached hereto as Exhibit N-1 and shall be issued to Purchaser on the Closing Date.

      2.  SALE AND PURCHASE OF THE NOTES; CLOSING DATE; CONDITIONS FOR CLOSING.
          --------------------------------------------------------------------

          2.1. SALE AND PURCHASE OF THE NOTES. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase, and the Corporation agrees to sell and issue to Purchaser, on the Closing Date, the Notes for an aggregate purchase price of Twenty Million Dollars ($20,000,000).

          2.2. CLOSING DATE. The closing of the sale and purchase of the Notes shall take place at the offices of Ropes & Gray, New York, New York, at 10:00 a.m., local time, on April 5, 1996 or at such other time, date, or place as the Corporation and Purchaser shall mutually agree (which time, date, and place are referred to in this Agreement as the "Closing Date").

          2.3. CONDITIONS FOR CLOSING. Purchaser's obligation to purchase the Notes on the Closing Date shall be subject to the performance by the Corporation of its agreements hereunder that by the terms hereof are to be performed at or prior to the time of delivery of the Notes and to the following further conditions precedent:

                  (i) Closing Date. The Closing Date shall occur on or before April 5, 1996;

                  (ii) Closing Certificate. Purchaser shall have received a certificate dated the Closing Date, signed by the President or a Vice President of the Corporation, to the effect that: (i) the representations and warranties of the Corporation set forth in SECTIONS 4.1 THROUGH 4.22 are true and correct in all material respects on and with respect to the Closing Date; (ii) the Corporation has performed all of its obligations hereunder that are to be performed on or prior to the Closing Date; and
      (iii) no Unmatured Event of Default or Event of Default has occurred and is continuing;

                  (iii) Legality. The Notes shall qualify as a legal investment for Purchaser under the laws and regulations of each jurisdiction to which Purchaser is subject (without reference to any so-called "basket" provision which permits the making of an investment without restrictions to the character of the particular investment being made) and the purchase of and payment for the Notes shall not be prohibited by any applicable law or governmental regulation.

                  (iv) Satisfactory Proceedings. All corporate proceedings taken in connection with the transactions contemplated by this Agreement, and all documents necessary to the consummation thereof, shall be satisfactory in form and substance to Purchaser and special counsel to Purchaser, and Purchaser shall have received a copy (executed or certified as may be appropriate) of all documents or corporate proceedings taken in connection with the consummation of said transactions, including the following:

                           a. Certified copies of the Certificate of
               Incorporation and By-laws of the Corporation;

                           b. Certified copies of resolutions of the Board of
               Directors of the Corporation authorizing the execution, delivery, and performance of the Transaction Documents, and any other documents provided for in this Agreement; and

                           c. A certificate of the Secretary of the Corporation
               certifying the names of the officer or officers of the Corporation authorized to sign the Transaction Documents and any other documents provided for in this Agreement, together with a sample of the true signature of each such officer;

                  (v) Legal Opinion. Purchaser shall have received from Stokes & Bartholomew, counsel to the Corporation, an opinion letter dated the Closing Date, in form and substance satisfactory to Purchaser and its counsel, and covering the matters set forth in EXHIBIT L-1 hereto;

                  (vi) Issuance of the Notes. The Corporation shall have executed and delivered the Notes to Purchaser or its nominee;

                  (vii) Registration Rights Agreement. The Corporation and Purchaser shall have entered into a registration rights agreement in the form of EXHIBIT R-1 hereto (the "Registration Rights Agreement");

                  (viii) Arrangement Fee. The Corporation shall pay to Purchaser an arrangement fee of $300,000 by wire transfer of immediately available funds;

                  (ix) No Material Adverse Change. No material adverse change in the business, condition, or operations (financial or otherwise) of the Corporation and its Subsidiaries taken as a whole from that set forth in the balance sheet as of December 31, 1995, included in the SEC Reports, other than changes disclosed to Purchaser in writing prior to the execution and delivery by Purchaser of this Agreement, shall have occurred;

                  (x) Approvals and Consents. The Corporation shall have duly received all authorizations, consents, approvals, licenses, franchises, permits, and certificates by or of all federal, state, and local governmental authorities necessary for the issuance of the Notes;

                  (xi) Payment of Legal Fees. The Corporation shall have reimbursed Purchaser in full for the fees and expenses of its counsel, Ropes & Gray, incurred in connection with the preparation, negotiation, and execution of the Transaction Documents, and any other documents executd in connection herewith;

                  (xii) Representations and Warranties. The representations and warranties of the Corporation contained in this Agreement shall be true and correct in all respects on and as of the Closing Date, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date);

                  (xiii) Events of Default. No Unmatured Event of Default or Event of Default shall have occurred and be continuing on the Closing Date, nor shall either result from the purchase and sale of the Notes; and

            2.4 WAIVER OF CONDITIONS. If, on the Closing Date, the Corporation fails to deliver the Notes to Purchaser or if any of the other conditions specified in SECTION 2.3 have not been satisfied, Purchaser shall be relieved of all further obligations under this Agreement. Without limiting the foregoing, if the conditions specified in SECTION 2.3 have not been satisfied, Purchaser may waive compliance by the Corporation with any such condition to such extent as it may in its sole discretion determine. Nothing in this SECTION 2.4 shall operate to relieve the Corporation of any of its obligations hereunder or to waive any of Purchaser's rights against the Corporation occasioned by any such breach.

        3.  DEFINITIONS; CONSTRUCTION.

            3.1 DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings:

            "AFFILIATE" has the meaning set forth in Rule 12b-2 under the Exchange Act (as in effect on the date of this Agreement), it being understood that any limited partner of a partnership shall not be an Affiliate of such partnership solely by virtue of its status as such a limited partner.

            "AGREEMENT" shall have the meaning ascribed thereto in the preamble.

            "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday, or Friday that is not a day on which banking institutions in Nashville, Tennessee are authorized or obligated by law or executive order to close.

            "CAPITAL LEASE" means as to any Person any lease or rental of real or personal property that, under generally accepted accounting principles, is or will be required to be capitalized on the balance sheet of such Person.

            "CAPITAL LEASE OBLIGATION" means any rental obligation in respect of a Capital Lease taken at the amount thereof accounted for as indebtedness (net of interest expense) in accordance with generally accepted accounting principles.

            "CLOSING DATE" shall have the meaning ascribed thereto in
SECTION 2.2 hereof.

            "CODE" means the Internal Revenue Code of 1986, or any successor statute thereto, as the same may be amended from time to time.

            "COMMISSION" means the United States Securities and Exchange Commission.

            "COMMON STOCK" means the common stock of the Corporation, par value $l.00 per share.

            "CONCEPT" means Concept Incorporated, a Delaware corporation.

            "CONCEPT ACQUISITION" means the acquisition by the Corporation of Concept pursuant to the terms and conditions of the Concept Share Exchange Agreement.

            "CONCEPT ACQUIRED INDEBTEDNESS" means Funded Debt of Concept existing immediately prior to the consummation of the Concept Acquisition; provided, however, that the foregoing shall not include the United Concept Partnership Funded Debt.

            "CONCEPT SHARE EXCHANGE AGREEMENT" means a share exchange agreement, containing such terms and conditions reasonably acceptable to Purchaser, involving the exchange of shares between the Corporation and the stockholders of Concept.

            "CONFIDENTIAL INFORMATION" shall have the meaning ascribed thereto in SECTION 9.1 hereof.

            "CONSOLIDATED FIXED CHARGE COVERAGE" means at the end of any fiscal quarter the quotient of (a) twice the Consolidated Operating Cash Flow for such fiscal quarter and the immediately preceding fiscal quarter, DIVIDED BY (b) Consolidated Fixed Charges for the next succeeding four fiscal quarters.

            "CONSOLIDATED FIXED CHARGES" means, for any period, the sum of Consolidated Rentals and Consolidated Interest Expense for such period. In the event that Consolidated Fixed Charges are to be determined for any future period or periods and any component of Consolidated Rentals or Consolidated Interest Expense may fluctuate or is determined on the basis of a rate or criterion that may fluctuate during such period, Consolidated Rentals or Consolidated Interest Expense, as the case may be, shall be calculated assuming that such amount, rate, or criterion in effect on the date such calculation is made shall be in effect throughout such period.

            "CONSOLIDATED INTEREST EXPENSE" means, for any period, total interest, whether paid or accrued (including that attributable to Capital Leases), of the Corporation and the Restricted Subsidiaries on a consolidated basis, including all amounts payable on the First Mortgage Notes and all commissions, discounts, and other fees and charges owed with respect to letters of credit and banker's acceptance financing and net costs under interest rate exchange or cap agreements providing interest rate protection, all as determined in conformity with generally accepted accounting principles.

            "CONSOLIDATED NET INCOME" means, for any period, the net earnings (or losses) of the Corporation and the Restricted Subsidiaries, on a consolidated basis, for such period taken as a single accounting period determined in conformity with generally accepted accounting principles consistently applied, but excluding:

               a. any gain that under generally accepted accounting principles consistently applied would be properly classified as an extraordinary gain;

               b. any gain arising from a sale of capital assets that is not made in the ordinary course of business of the Corporation or its Restricted Subsidiaries;

               c. any gain arising from any write-up of assets;

               d. the proceeds of any life insurance policy;

               e. earnings of any Person substantially all of the assets of that have been acquired in any manner (whether through merger or otherwise) to the extent that such earnings were realized prior to the date of such acquisition; and

               f. earnings of any Person to which substantially all the assets of the Corporation shall have been sold or transferred, into which the Corporation shall have been merged, or with which the Corporation shall have been consolidated, to the extent that such earnings were realized prior to the date of such transfer, merger, or consolidation.

All losses (including any loss that, under generally accepted accounting principles consistently applied, would be properly classified as an extraordinary loss) shall be included in determining such net earnings (or losses).

            "CONSOLIDATED NET WORTH" means, as of the time of any determination thereof, the excess of (a) the sum of (i) the par value (or value stated on the books of the Corporation) of the capital stock of all classes of the Corporation, PLUS (or MINUS in the case of surplus deficit) (ii) the amount of consolidated surplus, whether capital or earned, of the Corporation and the Restricted Subsidiaries, PLUS (iii) the face amount of the Subordinated Funded Debt, OVER (b) the amount of all treasury stock; all determined on a consolidated basis for the Corporation and the Restricted Subsidiaries in accordance with generally accepted accounting principles consistent with those followed in the preparation of the financial statements referred to in SECTION 4.5, including the making of appropriate deductions for minority interests, if any, in the Restricted Subsidiaries.

            "CONSOLIDATED OPERATING CASH FLOW" means for any period, without duplication, (a) Consolidated Net Income PLUS (b) to the extent deducted in computing Consolidated Net Income, depreciation and amortization and other similar non-cash charges, accrued income tax expense, and interest expense of the Corporation and the Restricted Subsidiaries for such period.

            "CONSOLIDATED RENTALS" means, for any period, all amounts payable by the Corporation and any Restricted Subsidiary as lessee or sublessee relating to Operating Leases.

            "CONSOLIDATED SENIOR FUNDED DEBT" means all Funded Debt other than Subordinated Funded Debt.

            "CONSOLIDATED TOTAL CAPITALIZATION" means, as of the time of any determination thereof, the sum of Consolidated Senior Funded Debt and Consolidated Net Worth.

            "CONVERSION SHARES" means the shares of Common Stock issuable upon conversion of the indebtedness evidenced by the Notes.

            "CONVERTIBLE NOTES" means the Corporation's (a) $7,000,000 aggregate principal amount 8.5% Convertible Subordinated Notes due November 7, 1999, (b) $7,500,000 aggregate principal amount 8.5% Convertible, Extended, Subordinated Notes due on September 30, 1998 or, if extended, on various dates, the latest of which is September 30, 2000, (c) $20,000,000 aggregate principal amount 7.5% Convertible Subordinated Notes due February 28, 2002, (d) option to purchase the Floating Rate Notes, and (e) the Floating Rate Notes when issued.

            "CORPORATION" shall have the meaning ascribed thereto in the preamble to this Agreement and shall include the Corporation's permitted successors and assigns.

            "COUPON RATE" means seven and one-half percent (7.5%) per annum.

            "ELOY FACILITY" means the Bureau of Prisons facility that is located in Eloy, Arizona and owned by United Concept Partnership.

            "ERISA" means the Employee Retirement Income Security Act of 1974.

            "EVENT OF DEFAULT" shall have the meaning set forth in SECTION 7.1.

            "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Exchange Act shall include reference to the comparable section, if any, of any successor federal statute.

            "FEDERAL GOVERNMENT CONTRACT" means a contract between the Corporation and the federal government of the United States of America or any subdivision or agency thereof.

            "FLOATING RATE NOTES" shall have the meaning set forth in the Sodexho Agreement.

            "FOREIGN GOVERNMENT CONTRACT" means a contract between the Corporation and any foreign (other nation) government or any subdivision or agency thereof.

            "FIRST MORTGAGE NOTE PURCHASE AGREEMENT" means the Note Purchase Agreement dated as of December 6, 1990, as amended, between the Corporation and the purchasers of the First Mortgage Notes listed therein.

            "FIRST MORTGAGE NOTES" means the Corporation's $20,000,000 aggregate principal amount of 11.08% first mortgage notes due November 30, 2000 issued pursuant to the First Mortgage Note Purchase Agreement.

            "FUNDED DEBT" means and includes without duplication (a) any obligation payable more than one year from the date of the creation thereof (including the current portion of Funded Debt), that under generally accepted accounting principles is shown on the balance sheet as a liability (including obligations under Capital Leases and excluding reserves for deferred income taxes and other reserves to the extent that such reserves do not constitute an obligation), (b) guarantees, endorsements (other than endorsements of negotiable instruments for collection in the ordinary course of business), and other contingent liabilities (whether direct or indirect) in connection with the obligations, stock, or dividends of any Person, including obligations under contracts to supply funds to or in any other manner invest in any Person, (c) obligations under any contract to purchase, sell, or lease (as lessee or lessor) property or to purchase or sell services, primarily for the purpose of enabling a Person to make payment of obligations or to assure the holder of such obligations against loss including obligations under any contract for the purchase of materials, supplies, or other property or services if such contract (or any related document) requires that payment for such materials, supplies, or other property or services shall be made regardless of whether delivery of such materials, supplies, or other property or services is ever made or tendered, (d) obligations under any contract to pay or purchase obligations of a Person, or to advance or supply funds for the payment or purchase of such obligations, and (e) any agreement to assure a creditor of a Person against loss. For all purposes of this Agreement (other than for purposes of calculating United Concept Partnership Funded Debt), all United Concept Partnership Funded Debt shall be deemed to constitute "Funded Debt."

            "GOVERNMENT CONTRACT" means any Federal Government Contract, Foreign Government Contract, or any State Government Contract.

            "INDEMNIFIED PARTY" shall have the meaning ascribed thereto in
SECTION 10.1 hereof.

            "INDEMNIFYING PARTY" shall have the meaning ascribed thereto in
SECTION 10.1 hereof.

            "MARGIN STOCK" shall have the meaning given such term in Regulation G (12 CFR part 207) of the Board of Governors of the Federal Reserve System.

            "NOTES" shall have the meaning ascribed thereto in SECTION 1 hereof.

            "OPERATING LEASE" means any lease of real, personal, or mixed property that is not a Capital Lease.

            "PERMITTED BUSINESSES" means the design, construction, ownership, start up, management, or operation of detention and correctional facilities, and the operation of services involving the transportation and extradition of prisoners, together with associated consulting and educational services.

            "PERSON" means any individual, partnership, joint venture, corporation, trust, unincorporated organization, government, or department or agency of a government.

            "PURCHASER" shall mean Sodexho S.A. and shall include Sodexho's permitted successors and assigns. "

            "REGISTRATION RIGHTS AGREEMENT" shall have the meaning ascribed thereto in SECTION 2.3(vii) hereof.

            "REPRESENTATIVE" shall have the meaning ascribed thereto in SECTION
7.1 hereof.

            "RESTRICTED SUBSIDIARY" means a Subsidiary of the Corporation that is (a) organized under the laws of any state of the United States of America and at least 80% of the total combined voting power of all classes of Voting Stock shall at the time as of which any determination is being made, be owned by the Corporation either directly or through any Restricted Subsidiary, (b) engaged in a Permitted Business, and (c) whose assets and operations are located within the United States of America.

            "SECURITY" or "SECURITIES" means the Notes or the Conversion Shares.

            "SEC REPORTS" shall have the meaning ascribed thereto in SECTION 4.4 hereof.

            "SECURITIES ACT" means the Securities Act of 1933.

            "SENIOR INDEBTEDNESS" shall have the meaning ascribed to such term in the Notes.

            "SODEXHO AGREEMENT" means that certain Securities Purchase Agreement, dated as of June 23, 1994, between Sodexho S.A., a French corporation, or its designee and the Corporation, as amended by that certain Amendment No. 1 to Securities Purchase Agreement, dated as of July 11, 1995.

            "STATE GOVERNMENT CONTRACT" means a contract between the Corporation or any of its Subsidiaries and the government of any state, county, or municipality or any political subdivision or agency thereof.

            "SUBORDINATED FUNDED DEBT" means the indebtedness of the Corporation evidenced by the Convertible Notes and the Notes.

            "SUBSIDIARY" means any corporation, partnership, or other entity of which a majority of the total combined voting power of all classes of Voting Stock at the time as of which any determination is being made, is owned by a Person either directly, through one or more Subsidiaries, or both.

            "TRANSACTION DOCUMENTS" means this Agreement, the Notes, and the Registration Rights Agreement.

            "TRANSFER" shall have the meaning ascribed thereto in SECTION 8.4 hereof.

            "TRIGGERING EVENT" means the occurrence of any Unmatured Event of Default of Event of Default described in CLAUSES (i), (ii), AND (iv) THROUGH
(x), inclusive, of SECTION 7.1. For purposes of determining the period during which the Triggering Event Rate shall be in effect, a Triggering Event shall not be deemed to have occurred until the date on which Purchaser shall have given notice of the occurrence thereof to the Corporation.

            "TRIGGERING EVENT RATE" means nine and one-half percent (9.5%) per annum.

            "UCI" means United Concept, Inc., a Delaware corporation, one hundred percent (100%) of the issued and outstanding common stock of which is owned by Concept.

            "UNITED CONCEPT PARTNERSHIP" means United Concept Limited Partnership, a Delaware limited partnership of which UCI is the managing general partner.

            "UNITED CONCEPT PARTNERSHIP FUNDED DEBT" means (a) the approximately $20,000,000 of indebtedness of United Concept Partnership that is secured by a first mortgage lien upon the Eloy Facility, and (b) any and all other indebtedness of United Concept Partnership that constitutes Funded Debt (without giving effect to the last sentence of such definition).

            "UNMATURED EVENT OF DEFAULT" shall mean any event or condition, the occurrence of which would, with the lapse of time or the giving of notice, or both, constitute an Event of Default.

            "VOTING STOCK" means, when used with respect to any Person, any shares of stock or other ownership interests of such Person having general voting power under ordinary circumstances to elect a majority of the board of directors of such Person (irrespective of whether at the time stock or ownership interests of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

          3.2 CONSTRUCTION. Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular and to the singular include the plural, the part includes the whole, the terms "include" and "including" are not limiting, and the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or". The words "hereof," "herein," "hereby," "hereunder" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Section, subsection, clause, exhibit, and schedule references are to this Agreement unless otherwise specified. Any reference herein to the Transaction Documents includes any and all alterations, amendments, changes, extensions, modifications, renewals, or supplements thereto or thereof, as applicable.

          3.3 CHANGES IN ACCOUNTING PRINCIPLES . If any changes in accounting principles from those in effect at the time of preparation of the financial statements referred to in SECTION 4.5 are hereafter occasioned by the promulgation of rules, regulations, pronouncements, and opinions by or required by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants (or successors thereto or organizations with similar functions) result in a change in the method of calculation of financial covenants, standards, or terms found in this Agreement or there is any change in the Corporation's fiscal quarters or fiscal year, the parties hereto agree to enter into negotiations to amend this Agreement so as to equitably reflect such changes with the desired result that the criteria for evaluating the financial condition of the Corporation shall be the same after such changes as if such changes had not been made.

     4. REPRESENTATIONS AND WARRANTIES OF THE CORPORATION. The Corporation represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, that:

                  4.1 ORGANIZATION AND QUALIFICATION. Each of the Corporation and its Subsidiaries is a corporation duly organized and existing in good standing under the laws of the jurisdiction in which it is incorporated and has the power to own its respective property and to carry on its respective business as now being conducted. Each of the Corporation and its Subsidiaries is duly qualified as a foreign corporation to do business and in good standing in every jurisdiction in which the nature of the respective business conducted or property owned by it makes such qualification necessary and where the failure so to qualify would have a material adverse effect on the business or financial position of the Corporation and its Subsidiaries taken as a whole.

                  4.2 DUE AUTHORIZATION. The execution and delivery of this Agreement, the Registration Rights Agreement, and the other Transaction Documents, and the issuance and sale of the Notes and the Conversion Shares by the Corporation and compliance by the Corporation with all the provisions of the Transaction Documents and the Conversion Shares (i) are within the corporate power and authority of the Corporation; (ii) do not require the approval or consent of any stockholders of the Corporation; and
     (iii) have been authorized by all requisite corporate proceedings on the part of the Corporation. The Transaction Documents have been duly executed and delivered by the Corporation and constitute valid and binding agreements of the Corporation enforceable in accordance with their respective terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors rights, and (ii) the remedy of specific performance and injunctive and other form of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The Corporation has furnished to Purchaser true and correct copies of the Corporation's current Certificate of Incorporation and By-laws.

                  4.3 SUBSIDIARIES. The Subsidiaries of the Corporation, together with their jurisdiction of incorporation, are set forth on
     SCHEDULE 4.3 hereto.

                  4.4 SEC REPORTS. The Corporation has filed all proxy statements, reports, and other documents required to be filed by it under the Exchange Act and the

     Corporation has furnished Purchaser copies of its Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and all proxy statements and reports under the Exchange Act filed by the Corporation after such date each as filed with the Commission (collectively, the "SEC Reports"). Each SEC Report was in substantial compliance with the requirements of its respective report form and did not, on the date of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                    4.5 FINANCIAL STATEMENTS. The financial statements (including any related schedules or notes) included in the SEC Reports have been prepared in accordance with generally accepted accounting principles consistently followed (except as indicated in the notes thereto) throughout the periods involved and fairly present the consolidated financial condition, results of operations, and changes in stockholders' equity of the Corporation and its Subsidiaries as of the dates thereof and for the periods ended on such dates (in each case subject, as to interim statements, to changes resulting from year-end adjustments (none of which will be material in amount or effect)), and the Corporation has no material liabilities, contingent or otherwise, not reflected in the balance sheet as of December 31, 1995 included in the SEC Reports or otherwise referred to in the SEC Reports or otherwise disclosed to Purchaser in writing prior to the execution by Purchaser of this Agreement, other than any such liabilities incurred in the ordinary course of business since December 31, 1995. There has been no material adverse change in the business, condition, or operations (financial or otherwise) of the Corporation and its Subsidiaries taken as a whole from that set forth in the balance sheet as of December 31, 1995 included in the SEC Reports, other than changes disclosed or referred to in the SEC Reports, or otherwise disclosed to Purchaser in writing prior to the execution by Purchaser of this Agreement.

                    4.6 ACTIONS PENDING; COMPLIANCE WITH LAW. Except as disclosed on SCHEDULE 4.6 hereto, there is no action, suit, criminal investigation, or proceeding pending or, to the knowledge of the Corporation, threatened by any public official or governmental authority, against the Corporation or any of its Subsidiaries or any of their respective properties or assets by or before any court, arbitrator, or governmental body, department, commission, board, bureau, agency, or instrumentality, which questions the validity of the Transaction Documents or the Conversion Shares or any action taken or to be taken pursuant hereto or thereto, or, except as set forth in the SEC Reports, that are reasonably likely to result in any material adverse change in the business or financial condition of the Corporation, and neither the Corporation nor any of its Subsidiaries is in default in any material respect with respect to any judgment, order, writ, injunction, decree, or award, and, except as disclosed in the SEC Reports, the businesses of the Corporation and its Subsidiaries are in compliance in all material respects with applicable federal, state, local, and foreign governmental laws and regulations and all Government Contracts, all to the extent necessary to avoid any material adverse effect on the business, properties, or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole.

                    4.7 TITLE TO PROPERTIES; INSURANCE. The Corporation and its Subsidiaries have good and valid title to their respective properties and assets, free of all liens and encumbrances other than those referred to in the financial statements of the Corporation (or the notes thereto) for the quarter ended December 31, 1995, included in the SEC Reports, except in each case for such defects in title and such other liens and encumbrances that are otherwise disclosed or referred to in the SEC Reports or that do not in the aggregate materially detract from the value to the Corporation of the properties and assets of the Corporation and its Subsidiaries taken as a whole. The Corporation and its Subsidiaries maintain insurance in such amounts (to the extent available in the public market), including self-insurance, retainage, and deductible arrangements, and of such a character as the Corporation believes is reasonable for companies engaged in the same or similar business.

                    4.8 GOVERNMENTAL CONSENTS, ETC. The Corporation is not required to obtain any consent, approval, or authorization of, or to make any declaration or filing with, any governmental authority as a condition to or in connection with the valid execution, delivery, and performance of the Transaction Documents and the valid offer, issue, sale, or delivery of the Notes or the Conversion Shares, or the performance by the Corporation of its obligations in respect thereof, except for any filings required to effect any registration pursuant to the Registration Rights Agreement, and filings required pursuant to state and federal securities laws that will be timely made after the Closing Date.

                  4.9 HOLDING CORPORATION ACT AND INVESTMENT CORPORATION ACT STATUS. The Corporation is not a "holding company" or a "public utility company" as such terms are defined in the Public Utility Holding Corporation Act of 1935. The Corporation is not an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Corporation Act of 1940.

                  4.10 TAXES. The Corporation and its Subsidiaries have filed or caused to be filed all income tax returns that are required to be filed and have paid or caused to be paid all taxes as shown on said returns and on all assessments received by it to the extent that such taxes have become due, except taxes the validity or amount of which is being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside. The federal income tax returns of the Corporation and its Subsidiaries have been examined and reported on by the Internal Revenue Service (or closed by applicable statutes) and all tax liabilities including additional assessments have been satisfied for all fiscal years prior to and including the fiscal year ended December 31, 1991. The Corporation and its Subsidiaries have paid or caused to be paid, or have established reserves that the Corporation reasonably believes to be adequate in all material respects, for all federal income tax liabilities and state income tax liabilities applicable to the Corporation and its Subsidiaries for all fiscal years that have not been examined and reported on by the taxing authorities (or closed by applicable statutes).

          4.11 CONFLICTING AGREEMENTS AND CHARTERPROVISIONS . Neither the Corporation nor its Subsidiaries is a party to any contract or agreement or subject to any charter or other corporate restriction that materially and adversely affects its business, property, or assets or financial condition. Except as set forth on SCHEDULE 4.11 attached hereto, neither the execution and delivery of the Transaction Documents nor the issuance of the Conversion Shares nor fulfillment of or compliance with the terms and provisions hereof or thereof or the prepayment of the Notes as contemplated hereby and by the Notes, and the conversion of the indebtedness evidenced by the Notes into the Conversion Shares as contemplated hereby and by the Notes will conflict with or result in a breach of the terms, conditions, or provisions of, or give rise to a right of termination under, or constitute a default under, or result in any violation of, the Certificate of Incorporation or By-laws of the Corporation or any mortgage, agreement, instrument, order, judgment, decree, statute, law, rule, or regulations to which the Corporation or any of its Subsidiaries or any of their respective properties is subject. Neither the Corporation nor any of its Subsidiaries is in default under any outstanding indenture or other debt instrument or with respect to the payment of the principal of or interest on any outstanding obligations for borrowed money, or is in default under any of their respective contracts or agreements, or under any instrument by which the Corporation or any of its Subsidiaries is bound, in each case that materially and adversely affects the business, operations, or financial condition of the Corporation and its Subsidiaries, taken as a whole.

          4.12 CAPITALIZATION. The authorized capital stock of the Corporation consists of (i) 50,000,000 shares of Common Stock, of which, as of the date hereof, 33,881,485 shares are outstanding and 8,722 shares are held in its treasury; and (ii) 1,000,000 shares of preferred stock, $1.00 par value, of which, as of the date hereof, no shares are outstanding; all of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as set forth on SCHEDULE 4.12 hereto, no shares of Common Stock of the Corporation are entitled to preemptive rights. Except for the options and warrants listed on SCHEDULE
     4.12 hereto and except for the Convertible Notes, there are no outstanding options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock of the Corporation, or contracts, commitments, understandings, or arrangements by which the Corporation is or may become bound to issue additional shares of its capital stock. Since September 30, 1995, the Corporation has not changed the amount of its authorized capital stock or subdivided or otherwise changed any shares of any class of its capital stock, whether by way of reclassification, recapitalization, stock split, or otherwise, or issued or reissued, or agreed to issue or reissue, any of its capital stock, except as disclosed in this SECTION 4.12 and has not since such date declared or paid any dividend in cash or stock or made any other distribution of assets to its stockholders.

          4.13 DISCLOSURE. Neither this Agreement nor the SEC Reports nor the financial statements included in the SEC Reports nor any certificate or written disclosure statement referred to herein and furnished to Purchaser by or on behalf of the Corporation in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein not misleading. There is no fact peculiar to the Corporation or any of its Subsidiaries that the Corporation has not disclosed to Purchaser in writing that materially affects adversely or, so far as the Corporation can now reasonably foresee, will materially affect adversely the properties, business, or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole, or the ability of the Corporation to perform this Agreement, the Notes, the Registration Rights Agreement, or its obligations in respect of the Conversion Shares.

          4.14 STATUS OF CONVERSION SHARES. The Conversion Shares have been duly authorized by all necessary corporate action on the part of the Corporation (no consent or approval of stockholders being required by law, the Certificate of Incorporation or the By-laws of the Corporation, or otherwise), and such shares of Common Stock have been validly reserved for issuance, and upon issuance, will be validly issued and outstanding, fully paid, and nonassessable.

          4.15 REGISTRATION UNDER EXCHANGE ACT. The Conversion Shares will not be registered as a class pursuant to Section 12 of the Exchange Act and such registration is not required except as otherwise required by the provisions of the Registration Rights Agreement.

          4.16 ERISA. No accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), irrespective of whether waived, exists with respect to any Plan (as defined below) (other than a Multiemployer Plan (as defined below)). No liability to the Pension Benefit Guaranty Corporation has been incurred with respect to any Plan (other than a Multiemployer Plan) by the Corporation or any of its Subsidiaries that is or would be materially adverse to the Corporation and its Subsidiaries, taken as a whole. Neither the Corporation nor any of its Subsidiaries has incurred any withdrawal liability under Title IV of ERISA with respect to any Multiemployer Plan that is or would be materially adverse to the Corporation and its Subsidiaries, taken as a whole. The execution and delivery of this Agreement and the Registration Rights Agreement and the issuance and sale of the Notes and the conversion of the indebtedness evidenced by the Notes into the Conversion Shares will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975 of the Code. The representation by the Corporation in the immediately preceding sentence is made in reliance upon and subject to the accuracy of Purchaser's representation in SECTION 5.3 as to the source of the funds to be used to pay the purchase price of the Conversion Shares. As used in this
     SECTION 4.16, the term "Plan" shall mean an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) that is or has been established or maintained, or to which contributions are or have been made, by the Corporation or by any trade or business, irrespective of whether incorporated, that, together with the Corporation, is under common control, as described in Section 414(b) or (c) of the

     Code, and the term "Multiemployer Plan" shall mean any Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA).

          4.17 POSSESSION OF FRANCHISES, LICENSES, ETC. The Corporation and its Subsidiaries possess all franchises, certificates, licenses, permits, and other authorizations from governmental or political subdivisions or regulatory authorities and all patents, trademarks, service marks, trade names, copyrights, licenses, and other rights, free from burdensome restrictions, that are necessary in any material respect to the Corporation and its Subsidiaries, taken as a whole for the ownership, maintenance, and operation of their respective properties and assets, and neither the Corporation nor any of its Subsidiaries is in violation of any thereof in any material respect.

          4.18 ENVIRONMENTAL AND OTHER REGULATIONS. The Corporation and its Subsidiaries are in compliance in all material respects with all laws and regulations, including those relating to environmental control, equal employment opportunity, and employee safety, in all jurisdictions in which the Corporation and its Subsidiaries are presently doing business and where the failure to effect such compliance would have a material adverse effect on the business, operations, or financial condition of the Corporation and its Subsidiaries, taken as a whole.

          4.19 OFFERING OF SECURITIES. Neither the Corporation nor any Person acting on its behalf has offered the Securities or any similar securities of the Corporation for sale to, solicited any offers to buy the Securities or any similar securities of the Corporation from, or otherwise approached or negotiated with respect to the Corporation with any Person other than Purchaser and a limited number of other "accredited investors" (as defined in Rule 501(a) under the Securities Act). Neither the Corporation nor any Person acting on its behalf has taken or will take any action (including any offering of any securities of the Corporation under circumstances that would require the integration of such offering with the offering of the Securities under the Securities Act and the rules and regulations of the Commission thereunder) that might subject the offering, issuance, or sale of the Securities to the registration requirements of Section 5 of the Securities Act.

          4.20 BROKERS OR FINDERS. No agent, broker, investment banker, or other firm or Person is or will be entitled to any broker's fee or any other commission or similar fee as a result of the activities of the Corporation or its Subsidiaries, agents, or employees undertaken in connection with any of the transactions contemplated by this Agreement or the Registration Rights Agreement.

          4.21 OFFERING OF NOTES. Neither the Corporation nor, to the best knowledge of the Corporation, any person authorized to act on behalf of the Corporation has taken or will take any action that would subject the issuance or sale of the Notes to the provisions of Section 5 of the Securities Act or violate the provisions of any securities, "blue sky", or similar law of any applicable jurisdiction.

                4.22 REGULATIONS G, T, U, AND X . Neither the Corporation nor any of its Subsidiaries owns or has any present intention of acquiring any Margin Stock. Neither the Corporation, any of its Subsidiaries, nor any agent acting on its behalf has taken take any action that might cause this Agreement to violate Regulations G, T, U, or X or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Exchange Act.

           5. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents and warrants to the Corporation, as of the date hereof and as of the Closing Date, as follows:

                  5.1 DUE AUTHORIZATION. Purchaser has all right, power, and authority to enter into the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of the Transaction Documents to which it is a party and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on behalf of Purchaser. The Transaction Documents to which Purchaser is a party have been duly executed and delivered by Purchaser and constitute valid and binding agreements of Purchaser enforceable in accordance with their terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors' rights, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

                  5.2. CONFLICTING AGREEMENTS AND OTHER MATTERS. Neither the execution and delivery of the Transaction Documents to which Purchaser is a party nor the performance by Purchaser of its obligations hereunder or thereunder will conflict with, result in a breach of the terms, conditions, or provisions of, constitute a default under, result in the creation of any mortgage, security interest, encumbrance, lien, or charge of any kind upon any of the properties or assets of Purchaser pursuant to, or require any consent, approval, or other action by or any notice to or filing with any court or administrative or governmental body pursuant to the organizational documents or agreements of Purchaser or any agreement, instrument, order, judgment, decree, statute, law, rule, or regulation by which Purchaser is bound, except, possibly, for filings after the Closing Date, as applicable, under Section 13(d) of the Exchange Act.

                  5.3. ACQUISITION FOR INVESTMENT; SOURCE OF FUNDS. The Purchaser is acquiring the Notes (and its rights with respect to the Conversion Shares) for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and the Purchaser has no present intention or plan to effect any distribution of the Conversion Shares. No portion of the funds to be used by the Purchaser to purchase the Notes, as of the Closing Date, are "plan assets," within the meaning of 29 CFR Section 2510.3-101, of an "employee benefit plan," as defined in Section 3(3) of

     ERISA, subject to Part 4 of Title I of ERISA, or a "plan," as defined in
     Section 4975(e)(1) of the Code, subject to Section 4975 of the Code.

                  5.4 BROKERS OR FINDERS. No agent, broker, investment banker, or other firm or Person is or will be entitled to any broker's fee or any other commission or similar fee as a result of the activities of Purchaser or its Subsidiaries, agents, or employees undertaken in connection with any of the transactions contemplated by this Agreement or the Registration Rights Agreement.

                  5.5 ACCREDITED INVESTOR . Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act.

            6.  COVENANTS.
                ---------

            The Corporation covenants that so long as any amount due or to become due under the Notes or this Agreement remains unpaid:

                  6.1  FINANCIAL STATEMENTS AND OTHER REPORTS.
                       --------------------------------------

                         (i) it will, as soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, furnish to Purchaser statements of consolidated net income and cash flows and a statement of changes in consolidated stockholders equity of the Corporation and its Subsidiaries for the period from the beginning of the then current fiscal year to the end of such quarterly period, and a consolidated balance sheet of the Corporation and its Subsidiaries as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding period or date in the preceding fiscal year, all in reasonable detail and certified by an authorized financial officer of the Corporation, subject to changes resulting from year-end adjustments; PROVIDED, HOWEVER, that delivery pursuant to CLAUSE (iii) below of a copy of the Quarterly Report on Form 10-Q of the Corporation for such quarterly period filed with the Commission shall be deemed to satisfy the requirements of this CLAUSE (i);

                         (ii) it will, as soon as practicable and in any event within 90 days after the end of each fiscal year, furnish to Purchaser statements of consolidated net income and cash flows and a statement of changes in consolidated stockholders' equity of the Corporation and its Subsidiaries for such year, and a consolidated balance sheet of the Corporation and its Subsidiaries as of the end of such year, setting forth in each case in comparative form the corresponding figures from the preceding fiscal year, all in reasonable detail and examined and reported on by independent public accountants of recognized standing selected by the Corporation; PROVIDED, HOWEVER, that delivery pursuant to CLAUSE (iii) below of a copy of the Annual Report on Form 10-K of the Corporation for such fiscal year filed with the Commission shall be deemed to satisfy the requirements of this CLAUSE (ii);

                         (iii) it will, promptly upon transmission thereof, furnish to Purchaser copies of all financial statements, proxy statements, notices, and reports as it shall send to its stockholders and copies of all registration statements (without exhibits), other than registration statements relating to employee benefit or dividend reinvestment plans, and all regular and periodic reports as it shall file with the Commission; and

                         (iv) it will, with reasonable promptness, furnish to Purchaser such other financial and other data of the Corporation and its Subsidiaries as Purchaser may request, including operating financial information for each facility owned or operated by the Corporation or any of its Subsidiaries.

               Together with each delivery of financial statements required by clauses (i) and (ii) above, the Corporation will deliver to Purchaser a certificate of an authorized financial officer of the Corporation regarding compliance by the Corporation with the covenants set forth in SECTIONS 6.4., 6.5, AND 6.6. At such other time or times that the Corporation delivers a compliance certificate to any other holder of Funded Debt, the Corporation will deliver such certificate, and any supporting detail, to Purchaser.

               6.2. INSPECTION OF PROPERTY. The Corporation will permit representatives of Purchaser to visit and inspect, at Purchaser's expense, any of the properties of the Corporation and its Subsidiaries, to examine the corporate books and make copies or extracts therefrom and to discuss the affairs, finances, and accounts of the Corporation and its Subsidiaries with the principal officers of the Corporation, all at such reasonable times, upon reasonable notice, and as often as Purchaser may reasonably request; PROVIDED, HOWEVER, that the foregoing shall be subject to compliance with reasonable safety requirements and shall not require the Corporation or any of its Subsidiaries to permit any inspection that, in the reasonable judgment of the Corporation, would result in the violation of any statute or regulation with respect to confidentiality or security. Purchaser agrees that the information received pursuant to this SECTION 6.2 OR SECTION 6.1(iv) is subject to SECTION 9 hereof.


               6.3 USE OF PROCEEDS; REGULATIONS G, T, U, AND X. All of the proceeds of the sale of the Notes will be used by the Corporation for general corporate purposes. None of such proceeds will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock or for the purpose of reducing or retiring any indebtedness that was originally incurred to purchase or carry Margin Stock or for any other purpose that might constitute this transaction a "purpose credit" within the meaning of Regulations G, T, U, or X.

               6.4 CONSOLIDATED NET WORTH. The Corporation will not permit Consolidated Net Worth at any time to be less than the sum of (a) Ninety-Five Million Dollars ($95,000,000) at December 31, 1995, PLUS (b) an amount during each fiscal quarter thereafter equal to the sum of (i) the amount of Consolidated Net Worth required hereunder for the immediately preceding fiscal quarter, PLUS (ii) if positive, fifty percent (50%) of Consolidated Net Income for such immediately preceding fiscal quarter.

                  6.5  CONSOLIDATED FIXED CHARGES.

                         a. The Corporation shall not permit Consolidated Fixed Charge Coverage to be less than (i) 2.00 as at the end of any fiscal quarter occurring in 1996, (ii) 2.25 as at the end of any fiscal quarter occurring in 1997, and (iii) 2.50 as at the end of any fiscal quarter occurring thereafter.

                           b. The Corporation will not, and will not permit any Restricted Subsidiary to, incur, assume, or suffer to exist any obligation under Operating Leases or under any transaction giving rise to Consolidated Interest Expense after the Closing Date unless, after giving effect on a pro forma basis to such obligation or transaction, the Corporation will be in compliance with SECTION 6.5(a) (calculated as at the end of the most recently completed fiscal quarter).

                  6.6 CONSOLIDATED SENIOR FUNDED DEBT. The Corporation will not permit Consolidated Senior Funded Debt to exceed eighty percent (80%) of Consolidated Total Capitalization.

                  6.7 COMPLIANCE WITH LAWS. The Corporation at all times will, and will cause each of its Subsidiaries to, observe and comply in all material respects with all laws (including environmental laws applicable to the Corporation and its Subsidiaries), ordinances, orders, judgments, rules, regulations, certifications, franchises, permits, licenses, directions, and requirements of all governmental authorities that are now and may at any time be applicable to the Corporation or its Subsidiaries, a violation of which could reasonably be expected to have a material adverse effect on the business, assets, operations, prospects, or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole, except such thereof as shall be contested in good faith and by appropriate proceedings promptly instituted and diligently conducted by the Corporation or its Subsidiaries, as the case may be, so long as adequate reserves or other appropriate provisions as shall be required in accordance with generally accepted accounting principles shall have been made therefor.

                  6.8 MAINTENANCE OF PROPERTIES; INSURANCE. The Corporation will maintain and will cause its Subsidiaries to maintain in good repair, working order, and condition (normal wear and tear excepted) all properties used or useful in the business of the Corporation and its Subsidiaries and from time to time will make or cause to be made all appropriate repairs, renewals, and replacements thereof. The Corporation will maintain and will cause its Subsidiaries to maintain in full force and effect, with financially sound and reputable insurers acceptable to Purchaser, insurance (subject to customary deductibles and retentions) with respect to its properties and business and the properties and business of its Subsidiaries against hazards, contingencies, loss, or damage of the kinds customarily insured against by corporations of established reputation or similar size engaged in the same or similar business and similarly situated, of such types and in such amounts as are customarily carried under similar circumstances by such other corporations; PROVIDED, HOWEVER, in no event shall the coverage and amount of such insurance be less than the coverage and amount of insurance in force on the Closing Date. Without limiting the generality of the foregoing, the Corporation will maintain (i) public liability insurance against claims for personal injury, death, or property damage occurring upon, in, about, or in connection with the use of any property owned, occupied, or controlled by the Corporation or any of its Subsidiaries in an amount per occurrence of at least $10,000,000, (ii) workers' compensation and business interruption insurance covering loss of rents and builders' all risk insurance, and
     (iii) such other insurance for the Corporation and its Subsidiaries as may be required by law.

                  6.9 PERFORMANCE OF GOVERNMENT CONTRACTS. The Corporation will and will cause each of its Subsidiaries to perform each and every term and condition of the Government Contracts relating to the facilities owned or operated by the Corporation or such Subsidiary and will not, and will not permit any Subsidiary to consent to any termination, cancellation, or material amendment, modification, or supplement to any Government Contract relating to the facilities owned or operated by the Corporation or any of its Subsidiaries which termination, cancellation, amendment, modification, or supplement could reasonably be expected to have a material adverse effect on the business, assets, operations, prospects, or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole.

                  6.10 NOTICE TO PURCHASER. When any Unmatured Event of Default or Event of Default has occurred, the Corporation agrees to give written notice thereof to Purchaser within three (3) days of the Corporation's discovery of such event.

                  6.11 WAIVER OF STAY, EXTENSION, OR USURY LAWS. The Corporation covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of any stay or extension law or any usury law or other law which would prohibit or forgive the Corporation from paying all or any portion of the principal of, or interest, or premium, if any, on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Agreement; and (to the extent that it may lawfully do so) the Corporation hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay, or impede the execution of any power herein granted to the holders of the Notes, but will suffer and permit the execution of every such power as though no such law had been enacted.

                  6.12 CONDUCT OF BUSINESS. The Corporation will not, and will not permit any of its Subsidiaries to, engage in any business other than the construction and management of prisons and other correctional facilities for governmental agencies, the ownership and operation of a proprietary school, the operation of services involving the transportation and extradition of prisoners, and other businesses or activities substantially similar or related thereto.

                  6.13 AMENDMENTS OR WAIVERS OF CERTAIN DOCUMENTS. The Corporation will not agree to any material amendment, modification, supplement to, or waiver of any agreement related to the Convertible Notes that would increase the interest rates thereof, shorten the average maturities thereof, or alter financial covenants contained therein in a manner that could be expected to be materially adverse to the interests of Purchaser. The Corporation acknowledges and confirms the registration rights of Purchaser contained in that certain Registration Rights Agreement dated June 23, 1994 by and between the Corporation and Purchaser. Promptly after the Closing, the Corporation will use its best efforts to obtain an amendment to Section 6(b) of its 1996 Registration Rights Agreement with PMI Mezzanine Fund, L.P. to add the following sentence to the end of that paragraph: Notwithstanding the foregoing, the Corporation may include shares of Registrable Stock pursuant to Section 5 only to the extent that such shares do not reduce the amount of securities that Sodexho S.A., or its designee, could include in such Registration pursuant to its June 23, 1994 Registration Rights Agreement with the Corporation.

                  6.14. LIMITATION ON ISSUANCE OF OTHER SUBORDINATED INDEBTEDNESS SENIOR TO THE NOTES. The Corporation will not create, incur, assume, guarantee, or in any other manner become liable with respect to any indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such indebtedness is also pari passu with, or subordinate pursuant to provisions substantially similar to those contained in the Notes, in right of payment to the Notes.

                  6.15  LIMITATION ON SUBSIDIARY FUNDED DEBT. The
      Corporation shall not permit any of its Subsidiaries to incur, create, assume, or guarantee any Funded Debt (which shall be deemed to include preferred stock issued by a Subsidiary of the Corporation that is not held by the Corporation), unless, after giving effect thereto, (a) the total amount of Funded Debt of the Corporation's Subsidiaries does not exceed 10% of Consolidated Total Capitalization, and (b) the Corporation would be entitled to incur at least $1.00 of additional Consolidated Senior Funded Debt under SECTION 6.6. The foregoing to the contrary notwithstanding, Concept shall be entitled to be obligated with respect to (and there shall be excluded from the above calculation) the United Concept Partnership Funded Debt and the Concept Acquired Indebtedness, so long as the aggregate amount of Funded Debt of the Corporation incurred, assumed, or acquired in connection with the Concept Acquisition (inclusive of the United Concept Partnership Funded Debt and the Concept Acquired Indebtedness does not exceed Forty Million Dollars ($40,000,000).

            7.   EVENTS OF DEFAULT; REMEDIES THEREFOR.
                 -------------------------------------

                  7.1 EVENTS OF DEFAULT. Any one or more of the following shall constitute an "Event of Default":

                  (i) default in the payment of any interest due under the Notes when it becomes due and payable, and continuance of such default for a period of ten (10) days; or

                  (ii) default in the payment of the principal of the Notes when due (whether at scheduled maturity, as a result of a mandatory prepayment requirement, by acceleration, or otherwise); or

                  (iii) default under any bond, debenture, note, or other evidence of indebtedness for money borrowed in excess of $100,000 by the Corporation or any of its Subsidiaries, whether such indebtedness now exists or shall hereafter be created, which default (i) shall consist of a failure to pay such indebtedness at final maturity and after the expiration of any applicable grace period, or (ii) shall have resulted in such indebtedness (A) becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled, or (B) having been discharged within a period of ten (10) days after there shall have been given, by registered or certified mail, to the Corporation or such Subsidiary, as applicable, by any holder of such indebtedness a written notice specifying such default and requiring the Corporation or such Subsidiary, as applicable, to cause such indebtedness to be discharged; or

                  (iv) default shall occur in the observance or performance of any covenant or agreement or any other provision of this Agreement or the Notes that is not remedied within twenty (20) days after receipt by the Corporation of written notice of such default from Purchaser;

                  (v) any representation or warranty made by the Corporation herein, or made by the Corporation in any statement or certificate furnished by the Corporation in connection with the consummation of the issuance and delivery of the Notes or thereafter pursuant to the terms of this Agreement, is untrue in any material respect as of the date of the issuance or making thereof; or

                  (vi) a final judgment or judgments entered by a court of competent jurisdiction for the payment of money aggregating in excess of $1,000,000 is or are outstanding against the Corporation or any of its Subsidiaries and any one such judgment in excess of $1,000,000 has, or such judgments aggregating in excess of $1,000,000 have remained unpaid, unvacated, unbonded, or unstayed by appeal or otherwise for a period of thirty (30) days from the date of entry; or

                  (vii) a court or other governmental authority or agency having jurisdiction in the premises shall enter a decree or order (a) for the appointment of a receiver, liquidator, assignee, trustee, sequestrator, or other similar official of the Corporation or any Subsidiary of the Corporation or of a material portion of the assets of either, or for the winding-up or liquidation of its affairs, and such decree or order shall remain in force, undischarged and unstayed for a period of more than thirty (30) days, or (b) for the sequestration or attachment of any material portion of the assets of the Corporation or any Subsidiary of the Corporation, without its unconditional return to the possession of the Corporation or such Subsidiary, or its unconditional release from such sequestration or attachment, within thirty (30) days thereafter; or

                  (viii) the Corporation or any Subsidiary of the Corporation makes an assignment for the benefit of creditors, or the Corporation or any Subsidiary of the Corporation applies for or consents to the appointment of a custodian, liquidator, trustee, or receiver for the Corporation or such Subsidiary or for a material portion of the assets of either; or

                  (ix) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Corporation or any of its Subsidiaries a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment, or composition of or in respect of the Corporation under federal bankruptcy law or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator, or other similar official for the Corporation or any of its Subsidiaries or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days or until an order for relief has been entered; or

                  (x) the institution by the Corporation or any of its Subsidiaries of proceedings to be adjudicated a debtor or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under federal bankruptcy law or any other applicable federal or state law or the consent by it to the filing such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, or similar official for the Corporation or any of its Subsidiaries or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Corporation or any of its Subsidiaries in furtherance of any such action.

                7.2 ACCELERATION OF MATURITIES. When any Event of Default described in clauses (i) THROUGH (vi), inclusive, of SECTION 7.1 has occurred and is continuing, Purchaser may, by notice in writing sent to the Corporation, declare the entire principal and all interest accrued on the Notes to be, and the Notes shall thereupon become, forthwith due and payable, without any presentment, demand, protest, or other notice of any kind, all of which are hereby expressly waived. When any Event of Default described in CLAUSES
     (vii) THROUGH (x), inclusive, of SECTION 7.1 has occurred, then the Notes shall immediately become due and payable without presentment, demand, protest, or notice of any kind. When any Event of Default described in CLAUSE (iv) of SECTION 7.1 has occurred and is continuing as a result of the Corporation's breach of its obligation to convert the indebtedness evidenced by the Notes into Conversion Shares in accordance with the terms and conditions of the Notes, Purchaser shall be entitled to specific performance of such obligation of the Corporation; it being expressly acknowledged and agreed by the Corporation that no adequate remedy at law exists for any such breach and that Purchaser will be irreparably harmed by any such breach by the Corporation. Upon the Notes becoming due and payable as a result of any Event of Default as aforesaid, the Corporation shall forthwith pay to Purchaser the entire principal and interest accrued on the Notes. No course of dealing on the part of Purchaser nor any delay or failure on the part of Purchaser to exercise any right shall operate as a waiver of such right or otherwise prejudice Purchaser's rights, powers, and remedies. The Corporation further agrees, to the extent permitted by law, to pay to Purchaser all costs and expenses (including attorneys' fees) incurred by it in the collection of the Notes upon any default hereunder or thereon (including such costs and expenses incurred in connection with a workout or an insolvency or bankruptcy proceeding).

      8. AGREEMENTS OF PURCHASER. Purchaser agrees with the Corporation as follows:

          8.1 TRANSFER OF THE NOTES. Purchaser will not attempt to sell, transfer, convey, exchange, or otherwise dispose of all or any part of the Notes, except in accordance with applicable law.

          8.2 NO GENERAL SOLICITATION. Purchaser acknowledges and agrees that it has not received nor is it aware of any general solicitation or general advertising of the Notes, including any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, and that it was not invited to attend any seminar or meeting by means of any such general solicitation or general advertising.

          8.3 NO REGISTRATION. Purchaser understands and agrees that, neither the Notes nor, except as provided in the Registration Rights Agreement, any Conversion Shares will be registered under the Securities Act or any state securities law, that the Notes and Conversion Shares may be required to be held until they are subsequently registered under the Securities Act and any applicable state securities law, or any corresponding provisions of succeeding laws, unless an exemption from the registration requirements of such laws is available, and that the Corporation is under no obligation to register the Notes or, except as provided in the Registration Rights Agreement, any Conversion Shares, for resale.

          8.4 TRANSFER RESTRICTIONS; LEGENDS. Purchaser understands and agrees that the Notes and, when issued, the Conversion Shares have not been registered under the Securities

     Act or the securities laws of any state and that they may be sold or otherwise disposed of only in one or more transactions registered under the Securities Act and, where applicable, such laws unless an exemption from the registration requirements of the Securities Act and, where applicable, such laws is available. Purchaser acknowledges that, except as provided in the Registration Rights Agreement, Purchaser has no right to require the Corporation to register the Conversion Shares. Purchaser understands and agrees that each certificate representing Conversion Shares shall bear the following legends:

                         "THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS
                    CERTIFICATE IS RESTRICTED BY AN AGREEMENT ON FILE AT THE OFFICES OF THE CORPORATION."

                         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE
                    NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS."

      Purchaser will not, directly or indirectly, sell, transfer, pledge, encumber, or otherwise dispose of (collectively, "Transfers") any Conversion Shares except for (i) Transfers to any Affiliate of Purchaser,
      (ii) Transfers to other institutional investors that are not competitors of the Corporation in blocks of not less than 10,000 shares (or such lesser number as may then be outstanding), (iii) Transfers pursuant to any bona fide tender or exchange offer to acquire Voting Stock of the Corporation or pursuant to any merger, consolidation, or other business combination of the Corporation with any other Person; or (iv) the redemption of the Conversion Shares.

          8.5 RESTRICTIONS ON CONVERSION. Purchaser further understands and agrees that any conversion of the indebtedness evidenced by the Notes into Conversion Shares must comply with all applicable securities laws, including the Securities Act and any applicable state securities laws, as such laws exist on the date hereof and on such future dates that the indebtedness evidenced by the Notes, or any portion thereof, may be converted into Conversion Shares.

          8.6 FURTHER COOPERATION. Purchaser will do all acts and things reasonably requested of it by the Corporation in connection with any attempt by the Corporation to achieve compliance with federal and state securities laws in connection with the offering and sale of the Notes or the conversion of all or any portion of the indebtedness evidenced by the Notes into Conversion Shares.

      9.   NONDISCLOSURE OF CONFIDENTIAL INFORMATION.
           ------------------------------------------

          9.1 Without the prior written consent of the Corporation, any information relating to the Corporation provided to Purchaser in connection with its acquisition of the Notes or the Conversion Shares that is either confidential, proprietary, or otherwise not generally available to the public (but excluding information Purchaser has obtained independently from third-party sources without Purchaser's knowledge that the source has violated any fiduciary or other duty not to disclose such information (the "Confidential Information") will be kept confidential by Purchaser and their directors, officers, employees, agents, auditors, participants, transferees, assignees, and representatives (collectively, "Representatives"), using the same standard of care in safeguarding the Confidential Information as Purchaser employs in protecting its own proprietary information that Purchaser desires not to disseminate or publish. It is understood (a) that such Representatives shall be informed by Purchaser of the confidential nature of the Confidential Information,
     (b) that such Representatives shall be bound by the provisions of this
     SECTION 9.1 as a condition of receiving the Confidential Information, and
     (c) that, in any event, Purchaser shall be responsible for any breach of SECTIONS 9.1, 9.2, OR 9.3 of this Agreement by any of its Representatives (other than Purchaser's participants, transferees, or assignees).

          9.2 Without the prior consent of the Corporation, other than as required by applicable law, Purchaser will not, and will direct its Representatives not to disclose to any Person (other than its Representatives) either the fact that the Confidential Information has been made available to Purchaser or that Purchaser has inspected any portion of the Confidential Information.

          9.3 If Purchaser or its Representatives are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, Purchaser will, as soon as practicable, notify the Corporation of such request or requirement so that the Corporation may seek an appropriate protective order. If, in the absence of a protective order or the receipt of a waiver hereunder, Purchaser or its Representatives are, in the opinion of Purchaser's counsel, compelled to disclose the Confidential Information or else stand liable for contempt or suffer other censure or significant penalty, Purchaser, or its Representative, as the case may be, may disclose only such of the Confidential Information to the party compelling disclosure as is required by law. Purchaser shall not be liable for the disclosure of Confidential Information pursuant to the preceding sentence. Purchaser will exercise all reasonable efforts to assist the Corporation in obtaining a protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.

      10.   MISCELLANEOUS.
            --------------

          10.1 INDEMNIFICATION. Each party (an "indemnifying party") hereto agrees to indemnify and hold harmless the other parties (an "indemnified party") against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including reasonable attorneys' fees, that such indemnified party and each of its officers and directors shall incur or suffer, that arise, result from, or relate to any breach of, or failure by such indemnifying party to perform, any of its representations, warranties, covenants, or agreements set forth in the Transaction Documents.

          10.2 SURVIVAL OF COVENANTS, REPRESENTATIONS, AND WARRANTIES. All covenants, representations, and warranties contained herein and in any certificates delivered pursuant hereto in connection with the transactions occurring on the Closing Date shall survive the closing and the delivery of the Transaction Documents, regardless of any investigation made by or on behalf of any party.

          10.3 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the Corporation and its successors and assigns and shall inure to Purchaser's benefit and to the benefit of its successors and assigns, including each successive holder or holders of the Notes or any interest therein.

          10.4 NOTICES. Unless otherwise provided in this Agreement, all notices or demands by any party relating to this Agreement or any other agreement entered into in connection herewith shall be in writing and (except for financial statements and other informational documents which may be sent by first-class mail, postage prepaid) shall be personally delivered or sent by registered or certified mail, postage prepaid, return receipt requested, or by prepaid telex, telefacsimile, or telegram (with messenger delivery specified) to the Corporation or to Purchaser, as the case may be, at the addresses set forth below:

      If to Purchaser, to:          Sodexho S.A
                                    3 avenue Newton
                                    78180 Montigny-le-Bretonneux
                                    FRANCE
                                    Attention:  Jean-Pierre Cuny

      With a copy to:               ROPES & GRAY
                                    One International Place
                                    Boston, Massachusetts  02110
                                    Attention:  Jane D. Goldstein, Esq.

      If to the Corporation, to:    CORRECTIONS CORPORATION OF AMERICA
                                    The CCA Building
                                    102 Woodmont Boulevard
                                    Nashville, Tennessee  37205
                                    Attention:  Doctor R. Crants, Jr.

      With a copy to:               STOKES & BARTHOLOMEW, P.A.
                                    424 Church Street, Suite 2800
                                    Nashville, Tennessee 37219
                                    Attention:  Elizabeth Enoch Moore, Esq.

            The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other. The failure of the Corporation or Purchaser to send a copy of any notice to the individuals who are shown above as being required to receive such copies shall not invalidate or otherwise affect the validity of a notice that is otherwise effectively given. All notices or demands sent in accordance with this SECTION 10.4 shall be deemed received on the earlier of the date of actual receipt or three (3) days after the deposit thereof in the mail or the transmission thereof by telefacsimile or other similar method as set forth above.

          10.5 EXPENSES. In addition to the payments provided for in SECTION 2.3(xi), the Corporation agrees to pay Purchaser for all fees and all out-of-pocket expenses incurred by Purchaser arising in connection with the Transaction Documents and the transactions hereby and thereby contemplated, including the conversion of the indebtedness evidenced by the Notes into Conversion Shares, all stamp and other taxes payable (other than taxes based on income) with respect to the issuance of the Conversion Shares, filing fees, reasonable fees and expenses of counsel, and all such expenses incurred with respect to the preparation, execution, delivery, or enforcement of any provision of such agreement or instrument, or any amendment or waivers requested by the Corporation (irrespective of whether the same become effective) under or in respect of any such agreement, including costs and expenses in any bankruptcy proceeding.

          10.6 DESCRIPTIVE HEADINGS. The descriptive headings of the various Sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

          10.7 SATISFACTION REQUIREMENT. If any agreement, certificate, or other writing, or any action taken or to be taken, is by the terms of this Agreement required to be satisfactory to Purchaser, the determination of such satisfaction shall be made by Purchaser in its sole and exclusive judgment exercised reasonably and in good faith.

          10.8 REMEDIES. In case any one or more of the covenants or agreements set forth in the Transaction Documents shall have been breached by the Corporation or Purchaser, the Corporation or Purchaser, as applicable, may proceed to protect and enforce its rights either by suit in equity or by action at law, including an action for damages as a result of any such breach or an action for specific performance of any such covenant or agreement contained in the Transaction Documents.

          10.9 ENTIRE AGREEMENT. The Transaction Documents and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.

          10.10 AMENDMENTS. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of the Corporation and Purchaser.

          10.11 SEVERABILITY. Should any part of this Agreement, for any reason, be determined to be invalid or unenforceable, such determination shall not affect the validity or enforceability of any remaining portion, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid or unenforceable part hereof eliminated, and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any such part which may, for any reason, be hereafter declared invalid or unenforceable.

          10.12 EXECUTION IN COUNTERPARTS; TELECOPY EXECUTION. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto. Delivery of an executed counterpart of the signature page(s) of this Agreement by telecopier shall be equally effective as delivery of a manually executed counterpart. Any party delivering an executed counterpart of the signature page(s) of this Agreement by telecopier shall thereafter also promptly deliver a manually executed counterpart, but the failure to deliver such manually executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

          10.13 GOVERNING LAW. The Transaction Documents shall be governed by, and construed and enforced in accordance with, the laws of the State of New York. The Corporation and the Purchaser each hereby irrevocably submit to the jurisdiction of said court and agree that neither will sue in connection with any matter covered under this Agreement in any other court. The English language version of all documents related to the transaction contemplated hereby will govern.

          10.14 DIRECT PAYMENT. Anything in this Agreement or the Notes to the contrary notwithstanding, the Corporation will punctually pay when due the principal of the Notes, and any interest thereon, without any presentment thereof, directly to Purchaser or to the nominee of Purchaser at the address set forth in SCHEDULE 10.14 or such other address as Purchaser or Purchaser's nominee may from time to time designate in writing to the Corporation, or, if a bank account with a United States bank is designated for Purchaser or Purchaser's nominee on SCHEDULE 10.14 hereto or in any written notice to the Corporation from Purchaser or Purchaser's nominee, the Corporation will make such payments in immediately available funds to such bank account, marked for attention as indicated. Purchaser agrees that in the event that it shall sell or transfer any Notes, it will, prior to the delivery of such Notes, make a notation thereon of all principal, if any, prepaid on such Notes and will also note thereon the date to which interest has been paid on such Notes. The Corporation agrees that transferees of Notes shall be entitled to the benefits of this SECTION
     10.14 so long as any such transferee has made the same agreements relating to the transferred Notes as Purchaser has made in this SECTION 10.14. The Corporation shall be entitled to presume conclusively that Purchaser or any subsequent noteholders remain the holders of the Notes until such Notes shall have been presented to the Corporation as evidence of the transfer of such Notes.

            The execution hereof by the Corporation and Purchaser shall constitute a contract between them for the uses and purposes hereinabove set forth.


                                          CORRECTIONS CORPORATION OF
                                          AMERICA,
                                          a Delaware corporation



                                          By:
                                             --------------------------------
                                          Title:
                                                -----------------------------



                                          SODEXHO S.A.


                                          By:
                                             --------------------------------
                                          Title:
                                                -----------------------------

                                                               EXHIBIT C


                                SCHEDULES TO THE
                             NOTE PURCHASE AGREEMENT
                                     BETWEEN
                                  SODEXHO S.A.
                                       AND
                       CORRECTIONS CORPORATION OF AMERICA

                               Dated April 5, 1996


     The headings in the schedules are merely for reference purposes only, and the title or caption of a particular heading shall not restrict or otherwise affect the adequacy of the disclosure. The information in and attachments to each of the following schedules are hereby incorporated by reference into each other schedule. To the extent that an item which would be disclosed on one schedule is disclosed on another schedule, whether or not specific reference is made thereto, such item is deemed to be disclosed for all purposes.

     Disclosure of a matter that is not required to be made does not require disclosure or any similar matters not required to be disclosed.

                                                                SCHEDULE 4.3


                                  SUBSIDIARIES


Technical and Business Institute of America, Inc. - Tennessee corporation

TransCor America, Inc. - Tennessee corporation

Concept Incorporated - Delaware corporation
       Concept Incorporated Overton - Delaware corporation
       Mineral Wells R.E. Holding Corp., - Delaware corporation
       United-Concept Limited Partnership - Arizona partnership

Correction Management Affiliates, Inc. - Delaware corporation
        Staffing Plus, Inc. - Tennessee corporation (45% ownership)
           Staffing Plus, Inc. - Texas corporation (80% ownership) Corrections Partners, Inc. - Delaware corporation (51% ownership)

Correctional Services Group, Inc. - Missouri corporation
         Corrections Partners, Inc. - Delaware corporation (49% ownership)

Corrections Corporation of Australia, Pty. Ltd. - Queensland corporation (50% ownership)
         Excor Investments Pty. Ltd. - Queensland corporation

Viccor Investments Pty. Ltd. - Victorian corporation

Corrections Corporation of New Zealand Limited - New Zealand corporation

CCA International, Inc. - Delaware corporation
          CCA France - a French corporation
          CCA (UK) Limited - United Kingdom corporation
           UK Detention Services Limited - United Kingdom joint venture (33-1/3% ownership)

                                                                SCHEDULE 4.6


                                 PENDING ACTIONS

                                      None

                                                                SCHEDULE 4.11


                                    CONFLICTS

                                      None

                                                                 SCHEDULE 4.12






OUTSTANDING COMMON STOCK              33,881,485
TREASURY STOCK                          (8,722)


WARRANTS:

                              Date of      Number of    Exercise     Expiration
                              Issuance      Shares       Price          Date
                              --------     ---------    --------     ----------

Sodexho                        6/23/94     2,200,000     $7.900       12/31/99

Publicly Traded Warrants       9/14/92     3,185,006     $4.250        9/14/97





CONVERTIBLE SUBORDINATED NOTES:


                         Date of                   Number of    Conversion
                        Issuance      Amount        Shares        Price     Due Date
                        --------      ------       ---------    ----------  --------

Pacific Mutual          6/22/92     $ 2,500,000     737,896       $3.388    9/30/98
  (Tranche A)

Pacific Mutual          12/2/92     $ 1,500,000     422,832       $3.548    9/30/98
  (Tranche B)

Pacific Mutual          4/29/93     $ 3,500,000     986,608       $3.548    9/30/98
  (Tranche C)

Sodexho                 6/23/94     $ 7,000,000     976,970       $7.165    11/7/99

PMI                     2/28/96     $30,000,000     562,851       $53.50    2/28/02



OUTSTANDING OPTIONS:     1,650,605   (See Attached Schedule)

- -     In connection with the purchase of securities by Sodexho, S.A.
      ("Sodexho") the Corporation granted to Sodexho an option to purchase up to $20 million in convertible notes at a conversion price of $13.65 per share.

- -     In connection with the issuance of securities to Sodexho, the Corporation granted certain preemptive rights to Sodexho as set forth in Section 9 of that certain Stockholder's Agreement dated June 23, 1994 by and among Sodexho, Thomas W. Beasley and Doctor R. Crants, a copy of which has been provided to Purchaser.

- -     In October 1995, the Corporation authorized a 2-for-1 stock split, paid in the form of a one-share dividend for every share held by stockholders of record on October 16, 1995. The split was effective

        October 30, 1995.



OUTSTANDING OPTIONS:


                                                                           AVERAGE EXERCISE
                                                          ISSUED        PRICE OF        AVAILABLE
                                SHARE       OPTIONS        AND       OPTIONS ISSUED    EXERCISABLE         FOR
                                LIMIT      EXERCISED   OUTSTANDING   AND OUTSTANDING        *             ISSUE
                                -----      ---------   -----------   ---------------   -----------        -----

STOCK OPTION PLAN               553,359     449,184      103,255         $ 3.20         103,255            920

1988 STOCK OPTION PLAN          592,900     223,650      369,250         $ 4.45         369,250             -0-

NON-QUALIFIED OPTION PLAN       540,000     420,000      120,000         $ 2.71         120,000             -0-

1991 STOCK OPTION PLAN        1,131,900     371,000      754,600         $ 6.94         742,100          6,300

NON-QUALIFIED DIRECTORS'
  PLAN                          290,000      10,000      205,000         $12.42         130,000         75,000

1995 EMPLOYEE STOCK
  INCENTIVE PLAN              2,000,000          -0-     171,000         $17.56              -0-     1,829,000

STOCK BONUS PLAN                200,000          -0-     168,512**           -0-             -0-        31,488

  TOTAL


- ----------

* ALL OTHER OPTIONS BECOME EXERCISABLE WITHIN ONE YEAR

**DEFERRED SHARES WHICH WILL VEST IN 2005.


NOTE - ALL SHARE INFORMATION IS AS OF FEBRUARY 15, 1996

                                                             EXHIBIT D




                       CORRECTIONS CORPORATION OF AMERICA


                          REGISTRATION RIGHTS AGREEMENT


      This Agreement is made and dated as of April 5, 1996, by and between CORRECTIONS CORPORATION OF AMERICA, a Delaware corporation with its principal office located at 102 Woodmont Boulevard, Nashville, Tennessee 37205 (the "CORPORATION"), and Sodexho S.A., a French corporation (the "INVESTOR").

      The parties hereby agree as follows:

      1. DEFINITIONS. As used in this Agreement, the following terms have the following meanings:

            "ACT" means the Securities Act of 1933, as amended, or any federal statute or code which is a successor thereto.

            "COMMISSION" means the Securities and Exchange Commission.

            "EXCHANGE ACT" means the Securities and Exchange Act of 1934, as amended, or any federal statute or code which is a successor thereto.

            "HOLDER" means a holder of Registrable Stock and any person holding Registrable Stock to whom registration rights have been transferred pursuant to this Agreement.

            "INITIATING HOLDERS" has the meaning specified in Section 2.

            "REGISTER, REGISTERED, AND REGISTRATION" refer to a registration effected by filing a registration statement in compliance with the Act and the declaration or ordering by the Commission of the effectiveness of such registration statement.

            "REGISTRABLE STOCK" means all shares of the Corporation's common stock, $1.00 par value (the "Common Stock"), issued or issuable upon conversion of the Convertible, Subordinated Notes, originally due February 28, 2002 (the "Notes"), issued by the Corporation pursuant to that certain Note Purchase Agreement of even date herewith between the Investor and the Corporation (the "Note Purchase Agreement"), and held by the original purchaser of such Notes or by a person to whom Registration rights have been transferred pursuant to the provisions of this Agreement, all shares of Common Stock issued in lieu of such shares in any reorganization of the Corporation and all shares of Common Stock issued in respect of such shares as a result of a stock split, stock dividend, recapitalization, or combination.

            "RULE 144" means Rule 144 issued by the Commission under the Act, as may be amended from time to time, or any subsequent rule pertaining to the disposition of securities without registration.

          2. REQUIRED REGISTRATION.
             ---------------------

          (a) At any time after June 22, 1997 and from time to time thereafter, if the Holder or Holders of the then Registrable Stock propose to dispose of at least twenty-five percent (25%) of the then Registrable Stock (such Holder or Holders being herein called the "INITIATING HOLDERS"), the Initiating Holders may request the Corporation in writing to effect such Registration, stating the number of shares of Registrable Stock to be disposed of by such Initiating Holders (which shall be not less than twenty-five percent (25%) of the then Registrable Stock). Any such Registration will be a registration of a delayed and continuous offering pursuant to Rule 415 under the Act (a "SHELF REGISTRATION"). Upon receipt of such request, the Corporation will give prompt written notice thereof to all other Holders whereupon such other Holders shall give written notice to the Corporation and the Initiating Holders within fifteen (15) days after receipt of the Corporation's notice (the "NOTICE PERIOD") if they propose to dispose of any shares of Registrable Stock pursuant to such Registration, stating the number of shares of Registrable Stock they propose to dispose of pursuant thereto, which number shall, subject to the provisions hereof, be allocated on a pro rata basis to any offerings and sales of Registrable Stock made pursuant to the Shelf Registration.

          (b) Subject to Section 4(c), the Corporation will use its best efforts to effect promptly after the Notice Period (but in any event within sixty
     (60) days following receipt of the request for Registration) the Registration under the Act of all the shares of Registrable Stock specified in the requests of the Initiating Holders and the requests of such other Holders, notice of which is respectively subject, however, to the limitations set forth in Section 4. If such Registration is a Shelf Registration, the Corporation shall take all necessary actions, at its expense, to permit each offer and sale of Registrable Stock requested by the Initiating Holders (including the offer and sale of any shares of Registrable Stock of such other Holders) within three (3) Business Days of receipt of written request therefor, or as soon thereafter as is reasonably practicable and without unreasonable expense, prior to the expiration of the Shelf Registration as provided in Section 3(b).

          3. REGISTRATION PROCEDURES. Whenever the Corporation is required by the provisions of Sections 2 or 5 to use its best efforts to effect the Registration of shares of Registrable Stock under the Act, the Corporation will:

          (a) prepare and file with the Commission a registration statement with respect to such shares and use its best efforts to cause such registration statement to become and remain effective as provided herein;

          (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus and any prospectus supplement used in connection therewith as may be necessary to keep such registration statement effective and current and to comply with the provisions of the Act with respect to the disposition of all shares of Common Stock covered by such registration statement, but for no longer than six (6) months subsequent to the initial effective date of such registration statement; PROVIDED, HOWEVER, that any Shelf Registration shall be kept effective until the earlier of (i) the sale of all Registrable Stock registered thereunder and (ii) such time as, in the reasonable opinion of counsel to the corporation, further offers and sales under the Shelf Registration are no longer permissible pursuant to Rule 415 under the Act and the pronouncements of the Commission thereunder.

          (c) enter into and perform its obligations under an underwriting agreement with respect to any underwritten offering, in usual and customary form, with the managing underwriter of such offering, and each Holder participating in such Registration shall, subject to the terms and conditions of this Section 3 set forth below, also enter into and perform its obligations under such an agreement;

          (d) furnish to each underwriter and each Holder participating in a Registration pursuant to Sections 2 or 5 such number of copies of a prospectus, including a preliminary prospectus and any prospectus supplement, a registration statement, the exhibits thereto, and all documents incorporated therein by reference, in conformity with the requirements of the Act, and such other documents as such underwriter or Holder may reasonably request in order to facilitate the public sale of the shares of Common Stock by such underwriter or Holder, as the case may be, and promptly furnish to each underwriter and Holder notice of any stop order or similar notice issued by the Commission or state agency charged with the regulation of securities, and notice of any NASDAQ or other listing of the shares of Common Stock covered by such Registration Statement;

          (e) use its best efforts (i) to register or qualify the shares of Common Stock covered by such registration statement under such other securities or blue sky or other applicable laws of such jurisdictions within the United States as each Holder selling shares shall reasonably request, (ii) to keep such registration or qualification in effect for so long as such registration statement remains in effect, and (iii) to take any other action which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in such jurisdictions of the shares of Common Stock owned by such Holder; PROVIDED, HOWEVER, that in no event shall the Corporation be obligated to qualify to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this paragraph (e) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

          (f) use its best efforts to furnish to each Holder selling shares a signed counterpart, addressed to the Holder selling shares, of (i) an opinion of counsel to the Corporation, dated the effective date of the registration statement, and (ii) a "comfort" letter, dated the effective date of the registration statement, signed by the independent public accountants who have certified the Corporation's financial statements included in the registration statement, covering substantially the same matters with respect to the registration statement (and the prospectus and any prospectus supplement included therein) and (in the case of the "comfort" letter) with respect to events subsequent to the date of the financial statements and with respect to financial data contained in the prospectus that is not extracted from the Corporation's audited financial statements, as are customarily covered (at the time of such Registration) in opinions of issuer's counsel and in "comfort" letters delivered to underwriters in underwritten public offerings of securities;

          (g) furnish to each Holder participating in a Registration pursuant to Sections 2 or 5, upon request of such Holder, copies of all correspondence between the Corporation, the Commission and any applicable state securities regulatory agencies relating to such Registration;

          (h) permit each Holder participating in a Registration pursuant to Sections 2 and 5 and the designated representatives of such Holder to inspect and copy all records of the Corporation reasonably related to such Registration; PROVIDED, HOWEVER, the Corporation shall not be required to permit the examination of any portion of its records for which the Commission has granted a request for confidentiality;

          (i) use its best efforts to obtain all approvals required from the National Association of Securities Dealers, Inc., if any;

          (j) during the period referred to in Section 3(b) that the Corporation is required to keep such registration statement effective, promptly notify each Holder of Registrable Stock covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act, of the happening of any event as a result of which the prospectus or any prospectus supplement included in such registration statement, as then in effect, or any material incorporated by reference therein, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, or if it is necessary to amend or supplement such prospectus or any prospectus supplement or registration statement or material incorporated by reference therein to comply with the law, and at the request of any such Holder, prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such prospectus or any prospectus supplement or material incorporated by reference therein as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Stock, such prospectus or any prospectus supplement or material incorporated by reference therein shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and so that such prospectus or prospectus supplement or registration statement or material incorporated by reference therein, as amended or supplemented, will comply with the law;

          (k) upon delivery of the certificates with respect to the Registrable Stock to be Registered pursuant hereto, issue to any underwriter to which the Holder may sell such Registrable Stock in connection with any such Registrations (and to any direct or indirect transferee or any such underwriter) certificates evidencing such Registrable Stock without any legend restricting the transferability of the Registrable Stock;

          (l) make available, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Act and Rule 158 promulgated thereunder; and

          (m) that in conjunction with any Registration pursuant to Section 2 or 5, it will, at its expense, use its best efforts to cause the Registrable Stock covered by such Registration to be listed on the New York Stock Exchange or such other national securities exchange on which the Common Stock is listed, subject to notice of issuance, and will provide prompt notice to such exchange of the issuance thereof from time to time.

          If the Corporation fails to keep a Registration requested pursuant to
     Section 2 effective for such period as is required by Section 3(b) and all of the shares of Registrable Stock subject to such Registration are not sold, the rights of the Holders to request Registration pursuant to Section 2 will not be deemed to have been affected by operation of the provisions of Section 4(a).

          Any Holder dissatisfied with the terms and conditions of the underwriting agreement referred to in Section 3(c) may withdraw from the request for Registration made pursuant to Section 5 and may refuse to execute such underwriting agreement.

          4. LIMITATIONS ON REQUIRED REGISTRATION.
             -------------------------------------

          (a) The Corporation shall not be required to effect more than three
     (3) Registrations pursuant to Section 2. A Registration requested pursuant to Section 2 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective or (ii) if after it has become effective, such Registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Holders participating in such Registration and has not thereafter become effective.

          (b) The Corporation shall not Register securities for sale for its own account in any Registration requested pursuant to Section 2 unless permitted to do so by the written consent of Holders who hold at least a majority of the Registrable Stock as to which Registration has been requested.

          (c) The Corporation shall be entitled to postpone for a reasonable period of time (but not exceeding 90 days) the filing of any registration statement otherwise required to be prepared and filed by it pursuant to
     Section 2(a) if the Corporation determines, in its reasonable judgment, that such registration and offering would interfere with any financing, acquisition, corporate reorganization or other material transaction involving the Corporation or any of its Affiliates or would require premature disclosure thereof, and promptly gives the holders of Registrable Stock requesting registration thereof pursuant to Section 2(a) written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. If the Corporation shall so postpone the filing of a registration statement, such holders of Registrable Stock requesting registration thereof pursuant to Section 2(a) shall have the right to withdraw the request for registration by giving written notice to the Corporation within 30 days after receipt of the notice of postponement and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of registrable stock are entitled pursuant to section 2(a) hereof.

          5. INCIDENTAL REGISTRATION. If the Corporation at any time after June 22, 1997 proposes to Register any of its securities under the Act (other than a Registration effected to implement an employee benefit plan, a transaction to which Rule 145 of the Commission is applicable, or a Registration required pursuant to Section 2), it will each such time give written notice to all Holders of its intention to do so not less than thirty (30) days prior to the intended filing date of such Registration, together with a list of all jurisdictions in which the Corporation intends to register the securities to be offered. Upon the written request of a Holder or Holders given within fifteen (15) days after receipt of any such notice (stating the number of shares of Registrable Stock to be disposed of by such Holder or Holders and the intended method of disposition), the Corporation will use its best efforts to cause all such shares of Registrable Stock intended to be sold by Holders who or which have requested Registration thereof, to be Registered under the Act so as to permit the disposition by such Holder or Holders of the shares so Registered, subject, however, to the limitations set forth in Section 6.

          6. LIMITATIONS ON INCIDENTAL REGISTRATION.
             ---------------------------------------

          (a) If the Registration of which the Corporation gives notice pursuant to Section 5 is for an underwritten offering, only securities (including, without limitation, Registrable Stock) which are to be included in the underwriting may be included in the Registration.

          (b) If the managing underwriter of any underwritten offering shall inform the Corporation by letter of its belief that the number or type of Registrable Stock requested to be included in a Registration pursuant to
     Section 5 would materially adversely affect such offering, then the Corporation will include in such Registration, to the extent of the number and type which the Corporation is so advised can be sold in (or during the time of) such offering, first, all securities proposed by the Corporation to be sold for its own account and, second, all other registered securities of the Corporation requested to be included in such Registration pro rata among such holders on the basis of the estimated gross proceeds of the securities of such holders requested to be so included.

          (c) Subject to the Corporation's complying with the priorities set forth in Section 6(b), nothing contained in this Section 6 shall prevent the Corporation from withdrawing any securities requested to be included for its own account in such a Registration either before or after the effectiveness of such Registration.

          (d) The Corporation shall not be required to effect any registration of Registrable Stock pursuant to Section 5 if it shall deliver to the Holder or Holders requesting such registration an opinion (which opinion shall be reasonably satisfactory to such Holder or Holders) of Stokes and Bartholomew (or other counsel reasonably satisfactory to such Holder or Holders) to the effect that all Registrable Stock held by such Holder or Holders may be sold in the public market without registration under the Securities Act and any applicable State securities laws.

          7. DESIGNATION OF MANAGING UNDERWRITER. In the case of any Registration which is intended to be an underwritten public offering, the Corporation shall have the right to designate a managing underwriter of such underwritten offering, which shall be a nationally recognized investment banking firm.

          8. COOPERATION OF PROSPECTIVE SELLERS.
             -----------------------------------

          (a) Each Holder that is a prospective seller of Registrable Stock will furnish to the Corporation such information regarding such Holder and the distribution of such Registrable Stock as the Corporation may from time to time reasonably request in writing. Such Holder shall not be required to make any representations or warranties to or agreements with the Corporation or the underwriters, if any, other than representations, warranties or agreements regarding such Holder, such Holder's intended method of distribution and any other representations required by law.

          (b) Failure of a Holder that is a prospective seller of Registrable Stock to furnish the information and agreements described in this Section 8 shall be deemed sufficient reason to exclude any shares of Registrable Stock to be sold by such Holder. However, such failure shall not affect the obligations of the Corporation under this Agreement to remaining Holders who furnish such information and agreements unless, in the opinion of counsel to the Corporation or the managing underwriter, such failure impairs or may impair the legality of the registration statement or the underlying offering.

          (c) The Holders of Registrable Stock included in the registration statement will not (until receipt of a supplemental or amended prospectus or prospectus supplement) effect sales thereof after receipt of telegraphic or written notice from the Corporation to suspend sales to permit the Corporation to correct or update a registration statement or prospectus or prospectus supplement; but the obligations of the Corporation with respect to maintaining any registration statement current and effective shall be extended by a period of days equal to the period such suspension is in effect.

          (d) At the end of the period during which the Corporation is obligated to keep the registration statement current and effective as described in paragraph (b) of Section 3 (and any extensions thereof required by the preceding paragraph), the Holders of Registrable Stock included in the registration statement shall discontinue sales of Registrable Stock pursuant to such registration statement upon receipt of notice from the Corporation of its intention to remove from Registration the Registrable Stock covered by such registration statement which remain unsold, and such Holders shall notify the Corporation of the number of Registered shares of Registrable Stock which remain unsold immediately upon receipt of such notice from the Corporation.

          9. EXPENSES OF REGISTRATION. All expenses (other than underwriting discounts and commissions incurred pursuant to this Agreement in effecting any Registration), including, without limitation, all registration and filing fees, printing and engraving expenses, expenses of compliance with blue sky laws, registrar, transfer agent, and escrow fees, fees and disbursements of counsel and public accountants to the Corporation, and reasonable fees and expenses of a single legal counsel for all selling holders shall be borne by the corporation, provided that any additional registration and qualification fees and expenses that directly result from the inclusion of securities held by the Holders in the case of any Registration effected pursuant to Section 5 shall be borne pro rata by the Holders in proportion to the number of shares of Registrable Stock being offered by them.

          10. INDEMNIFICATION.
              ----------------

          (a) The Corporation will indemnify each Holder requesting or joining in a Registration, each officer, director, agent, or partner thereof, and such Holder's legal counsel and independent accountants, and each person, if any, who controls any thereof within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and each underwriter of the securities so Registered, and their respective successors (collectively, "INDEMNITEES"), against all claims, losses, damages and liabilities, joint or several, or actions in respect thereof, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, prospectus supplement, offering circular or other document prepared by or at the direction of the Corporation incident to any Registration, qualification or compliance (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances in which they were made, or any violation of any rule or regulation promulgated under the Act or any state securities law applicable to the Corporation or relating to action or inaction required of the Corporation in connection with any such Registration, qualification, or compliance, and will reimburse each such Indemnitee for any legal and any other expenses reasonably incurred in connection with investigating, settling or defending any such claim, loss, damage, liability, or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this Section 10(a) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if such settlement is effected without the consent of the Corporation (which consent shall not be unreasonably withheld) nor shall the Corporation be liable in any such case to the extent that any such claim, loss, damage or liability arises out of or is based on any untrue statement or omission in any such document made in reliance on and in conformity with information furnished to the Corporation in writing by such Indemnitee(s) specifically for use therein and except that the foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in an amended prospectus on file with the Commission at the time the registration statement becomes effective or in an amended or supplemented prospectus filed with the Commission pursuant to Rule 424(b) (a "FINAL PROSPECTUS"), such indemnity agreement shall not inure to the benefit of any underwriter, or any Indemnitee if there is no underwriter, if a copy of such Final Prospectus was not furnished to the person or entity asserting the loss, liability, claim, or damage at or prior to the time such furnishing is required by the Act so long as such Final Prospectus has been furnished to such underwriter or such Indemnitee prior to such time; PROVIDED, FURTHER, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations.

          (b) Each Holder of shares of Registrable Stock included in a Registration which is effected will, severally, but not jointly, indemnify (and the Corporation and each such Holder will use its best efforts to cause each underwriter of the securities so registered so to indemnify) the Corporation and its officers and directors and its legal counsel, and each person, if any, who controls any of the foregoing within the meaning of
     Section 15 of the Act or Section 20 of the Exchange Act, and their respective successors, against all claims, losses, damages, and liabilities, joint or several, or actions in respect thereof, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, prospectus supplement, offering circular or other document prepared by or at the direction of the Holder or underwriter incident to any registration, qualification or compliance (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances in which they were made and will reimburse the Corporation and each other person indemnified pursuant to this paragraph (b) for any legal and any other expenses reasonably incurred in connection with investigating, settling, or defending any such claim, loss, damage, liability or action; PROVIDED, HOWEVER, that this paragraph (b) shall apply only if such statement, alleged statement, omission, or alleged omission was made in reliance upon and in conformity with information (including, without limitation, written negative responses to inquiries) furnished to the Corporation by such Holder or underwriter in writing, specifically for use therein, and except that the foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue such statement) or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in a Final Prospectus, such indemnity agreement shall not inure to the benefit of the Corporation, if a copy of such Final Prospectus was not furnished to the person or entity asserting the loss, liability, claim, or damage at or prior to the time such furnishing is required by the Act so long as such Final Prospectus has been furnished to such Holder or underwriter prior to such time; PROVIDED, FURTHER, that this indemnity shall not be deemed to relieve any underwriter of any of its obligations, as to any Holder; PROVIDED, FURTHER, that the indemnity agreement contained in this Section 10(b) shall not apply, as to any Holder, to amounts paid in settlement of any such claim, loss, damage, liability, or action if such settlement is effected without the consent of such Holder, which consent shall not be unreasonably withheld; PROVIDED, FURTHER, that the liability of any such holder under this Section 10(b) and Section 10(e) shall be limited in the aggregate to the total public offering price of the Registrable Stock sold by such Holder.

          (c) Each party entitled to indemnification hereunder (the "INDEMNIFIED PARTY") shall give notice to the party required to provide indemnification (the "INDEMNIFYING PARTY") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party (at its expense) to assume the defense of any claim or any litigation resulting therefrom; PROVIDED, HOWEVER, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such party's expense; PROVIDED, FURTHER, that the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 10 except to the extent that the omission is materially prejudicial to the ability of the indemnifying party to defend such claim or litigation. no indemnifying Party, in defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

          (d) If the indemnification provided for in this Section 10 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to herein, then the Indemnifying Party hereunder shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense, in such proportion as is appropriate to reflect the relative benefit of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage, or expense. If the allocation provided above is held by a court of competent jurisdiction to be unavailable, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with the statements or omissions which resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relevant intent, knowledge, access to information and opportunities to correct or prevent such statement or omission.

          The parties agree that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. The amount paid or payable by an Indemnified Party as a result of the claims, losses, damages, and liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim.

          (c) No Holder that is a seller of Registrable Stock covered by such registration statement or person controlling such seller other than the Corporation shall be obligated to make contribution hereunder that in the aggregate exceeds the total public offering price of the Registrable Stock sold by such Holder, less the aggregate amount of any damages that such Holder and its controlling persons have otherwise been required to pay pursuant to this Section 10. The obligations of such Holders to contribute are several in proportion to their respective ownership of the securities covered by such registration statement and not joint.

          (f) The indemnity and contribution provided herein shall be in addition to, and not in lieu of, any other liability that one party may have to another.

          (g) The obligation of the Corporation under this Section 10 shall survive the prepayment and/or conversion, if any, of the Notes, the completion of any offering of Registrable Stock in a registration statement under this Agreement, or otherwise.

          11. RULE 144 REQUIREMENTS. The Corporation shall take all actions reasonably necessary to enable Holders of Registrable Stock to sell such securities without registration under the Act within the limitation of the exemptions provided by Rule 144 including, without limiting the generality of the foregoing, filing on a timely basis all reports required to be filed by the Exchange Act. Upon the request of any Holder of Registrable Stock, the Corporation will deliver to such Holder a written statement as to whether it has complied with such requirements.

          12. "STAND-OFF" AGREEMENT. In consideration for the Corporation performing its obligations under this Agreement, each Holder severally agrees for a period of time (not to exceed ninety (90) days) from the effective date of the Registration of securities of the Corporation (upon the written request of the Corporation or the underwriters managing any underwritten offering of the Corporation's securities) not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Stock, other than shares of Registrable Stock included in the Registration, without the prior written consent of the Corporation or of such underwriters, as the case may be.

          13. DELAY OF REGISTRATION. Unless jointly exercised by the Holders of at least 66-2/3% of the Registrable Stock, no Holder shall have any right to take any action to restrain, enjoin or otherwise delay any Registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

          14. MISCELLANEOUS.

          (a) AMENDMENT. This Agreement shall not be amended without the written consent of the Corporation and the Holders of at least 66-2/3% of the Registrable Stock.

          (b) GOVERNING LAW. This Agreement shall be governed in all respects by and construed in accordance with the local laws of the State of New York and not the choice of law rules of such state. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the State of New York or of the United States of America for the District of New York and, by execution and delivery of this Agreement, each of the Corporation and the Purchaser hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. The Corporation irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the Corporation at its address set forth herein, such service to become effective thirty (30) days after such mailing. the english language version of all documents related to the transactions contemplated hereby shall govern.

          (c) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and, with respect to the Corporation, its respective successors and assigns, and, with respect to the Investor, any holder of any Registrable Stock, subject to the provisions respecting the minimum numbers of percentages of shares of Registrable Stock required in order to be entitled to certain rights, or take certain actions, contained herein. The Investor (and not any other Holder or any other Person) shall be permitted, in connection with a transfer or disposition of Registrable Stock permitted by the Note Purchase Agreement, to impose conditions or constraints on the ability of the transferee, as a Holder, to request a Registration pursuant to Section 2 and shall provide the Corporation with copies of such conditions or constraints and the identity of such transferees.

          (d) NOTICES, ETC. All notices, requests, consents, and other communications hereunder shall be in writing and shall be mailed, certified mail, return receipt requested, postage prepaid, or delivered by overnight courier service, or by telex or telefacsimile transmission, addressed as follows:

               if to the Corporation to the address set forth on the first page of this Agreement (telefacsimile number (615) 269-8635);

               if to a Holder, to the address and telex or telefacsimile transmission number set forth below such Holder's signature on this Agreement;

               if to any subsequent Holder, to it at such address as may have been furnished to the Corporation in writing by such Holder;

     or, in any such case, at such other address or addresses as shall have been furnished in writing to the Corporation (in the case of a Holder of Registrable Stock) or to the Holders of Registrable Stock (in the case of the Corporation) in accordance with the provisions of this Section; and shall be deemed to have been given three (3) days after mailing, if mailed, or one (l) business day after delivery to the courier, if delivered by overnight courier service or after transmission, if sent by telex or telefacsimile transmission.

          (e) SEVERABILITY. In case any provision of this Agreement shall be held to be invalid, illegal, or unenforceable, it shall, to the extent practicable, be modified so as to make it valid, legal, and enforceable and to retain, as nearly as practicable, the intent of the parties, and the validity, legality, and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

          (f) TITLES AND SUBTITLES; SECTIONS. The titles and subtitles of this Agreement are intended for reference and shall not by themselves determine the construction or interpretation of this Agreement. References to Sections herein are to Sections of this Agreement unless otherwise specified.

          (g) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (h) ENTIRE AGREEMENT. This Agreement and the other document delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed themselves or by their respective representatives thereunto duly authorized as of the day and year first above written.

                                      CORRECTIONS CORPORATION OF AMERICA,
                                      a Delaware corporation


                                      By:
                                          --------------------------------
                                      Its:
                                          -------------------------------



                                      SODEXHO S.A.


                                      By:
                                          --------------------------------
                                      Its:
                                          -------------------------------



                                      Address:

                                      Sodexho S.A.
                                      3 avenue Newton
                                      78180 Montigny-le-Bretonneux
                                      FRANCE
                                      Attention:  Bernard Carton

                                                                EXHIBIT E


          THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE PROVISIONS
          OF A NOTE PURCHASE AGREEMENT DATED AS OF APRIL 5, 1996 BETWEEN THE CORPORATION AND SODEXHO S.A. AND A REGISTRATION RIGHTS AGREEMENT DATED AS OF APRIL 5, 1996 BETWEEN THE CORPORATION AND SODEXHO S.A., COPIES OF WHICH ARE ON FILE AT THE OFFICES OF THE CORPORATION.


          THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER
          THE SECURITIES ACT OF 1933 OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES OR BLUE SKY LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND QUALIFICATION UNDER APPLICABLE STATE SECURITIES OR BLUE SKY LAWS, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENTS.

                       CORRECTIONS CORPORATION OF AMERICA
                       ----------------------------------

                       7.5% CONVERTIBLE, SUBORDINATED NOTE
                              DUE FEBRUARY 28, 2002



 No. 019                                                          April 5, 1996

            SECTION 1. PAYMENT OBLIGATION. CORRECTIONS CORPORATION OF AMERICA, a corporation duly organized and existing under the laws of the State of Delaware (herein called the "Corporation"), for value received, hereby promises to pay to Sodexho S.A., a French corporation (herein called "Sodexho"), or registered assigns (hereinafter referred to as the "Holder"), the principal sum of Twenty Million Dollars ($20,000,000) on the Maturity Date, and to pay interest thereon from the date hereof quarterly on March 31, June 30, September 30, and December 31 of each year, commencing June 30, 1996, at (i) the Coupon Rate, or (ii) upon the occurrence of a Triggering Event and until the date on which such Triggering Event is cured or waived or until the date that is ninety (90) days from initial occurrence of the Triggering Event, whichever is later, at the Triggering Event Rate, until the principal hereof is paid to the person in whose name this Note is registered at the close of business on the Business Day immediately preceding the date such payment is due. Any payments due hereunder that fall due on a day that is not a Business Day shall be payable on the first succeeding Business Day and such extension of time shall be included in the computation of interest due hereunder. Payment of the principal of and interest on this Note will be made by cashiers check or by wire transfer of immediately available funds, in currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, at such address or to such account, as applicable, as shall be designated to the Corporation by the Holder.

            SECTION 2. DEFINITIONS. As used herein, the following terms will be deemed to have the meanings set forth below:

     "BOARD" means the board of directors of the Corporation.

     "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday, or Friday that is not a day on which banking institutions in Nashville, Tennessee are authorized or obligated by law or executive order to close.

     "CHANGE EVENT" shall mean:

               (a) the acquisition by any individual, entity, or group
               (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors, but excluding, for this purpose, any such acquisition by (i) the Corporation or any of its subsidiaries, (ii) any employee benefit plan (or related trust) of the Corporation or its subsidiaries, or (iii) any corporation with respect to which, following such acquisition, more than 50% of the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by individuals and entities who were the beneficial owners of voting securities of the Corporation immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors; or

               (b) the Incumbent Board shall cease for any reason to constitute at fifty percent (50%) of the members of the Board; or

               (c) approval by the stockholders of the Corporation of a reorganization, merger, or consolidation, in each case, with respect to which all or substantially all the individuals and entities who were the respective beneficial owners of the voting securities of the Corporation immediately prior to such reorganization, merger, or consolidation do not, following such reorganization, merger, or consolidation beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such reorganization, merger, or consolidation; or

               (d) the sale or other disposition of all or substantially all the assets or property of the Corporation in one transaction or a series of related transactions.

     "CLOSING DATE" shall have the meaning ascribed thereto in SECTION 2.2 of the Note Purchase Agreement.

     "COMMON STOCK" means the common stock of the Corporation, par value $l.00 per share.

     "CONVERSION PRICE" means $53.30 per share of Common Stock, subject to adjustment from time to time as herein set forth.

     "CONVERSION RATIO" means the number of Conversion Shares to be delivered upon conversion of One Hundred Dollars ($100) of principal amount of this Note. Subject to the provisions for adjustment set forth herein, the Conversion Ratio shall be determined as the quotient of (i) the principal amount of this Note to be converted, DIVIDED BY (ii) the Conversion Price. Subject to the provisions for adjustment set forth herein, the Conversion Ratio initially shall be 1.8762.

     "CONVERSION SHARES" means fully paid and nonassessable shares of Common Stock issuable upon conversion of the indebtedness evidenced by this Note.

     "CONVERTIBLE NOTES" means the Corporation's (a) $7,000,000 aggregate principal amount 8.5% Convertible Subordinated Notes due November 7, 1999,
     (b) $7,500,000 aggregate principal amount 8.5% Convertible, Extendable, Subordinated Notes due on September 30, 1998 or, if extended, on various dates, the latest of which is September 30, 2000, (c) $20,000,000 aggregate principal amount 7.5% Convertible Subordinated Notes due February 28, 2002,
     (d) option to purchase the Floating Rate Notes, and (e) the Floating Rate Notes when issued.

     "CONVERTIBLE SECURITIES" means rights, warrants, options or other securities convertible into or exchangeable for shares of Common Stock.

     "COUPON RATE" means seven and one-half percent (7.5%) per annum.

     "CURRENT MARKET PRICE" when used with reference to shares of
     Common Stock, shall mean the closing price per share of Common Stock on such date and, when used with reference to shares of Common Stock for any period shall mean the average of the daily closing prices per share of Common Stock for such period. If the Common Stock is listed or admitted to trading on a national securities exchange, the closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated
     transaction   reporting system with respect to securities listed or
     admitted to trading on the New York Stock Exchange or, if the Common Stock is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading. If the Common Stock is not publicly held or so listed or publicly traded, "Current Market Price" shall mean the fair market value per share of Common Stock as determined in good faith by the Board based on an opinion of an independent investment banking firm with an established national reputation as a valuer of securities, which opinion may be based on such assumptions as such firm shall deem to be necessary and appropriate.

     "EVENT OF DEFAULT" shall have the meaning set forth in SECTION 7.1 of the Note Purchase Agreement.

     "EXCHANGE ACT" shall have the meaning set forth in SECTION 3.1 of the Note Purchase Agreement.

     "FLOATING RATE NOTES" shall have the meaning set forth in the Sodexho Agreement.

     "INCUMBENT BOARD" means the individuals who, as of the Closing Date, constitute the Board; PROVIDED, HOWEVER, that any individual becoming a director subsequent to the Closing Date, whose election, or nomination for election by the Corporation's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be deemed to be a member of the Incumbent Board.

     "MAJOR TRANSACTION" shall mean:

               (a) approval by the stockholders of the Corporation of a reorganization, merger, or consolidation, in each case, with respect to which all or substantially all the individuals and entities who were the respective beneficial owners of the voting securities of the Corporation immediately prior to such reorganization, merger, or consolidation do not, following such reorganization, merger, or consolidation beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from such reorganization, merger, or consolidation; or

               (b) the sale or other disposition of all or substantially all the assets or property of the Corporation in one transaction or a series of related transactions.

     "MANDATORY CONVERSION DATE" means the Business Day specified by the Corporation, in compliance with the provisions hereof, as the date on which all or a portion of the indebtedness evidenced by this Note will be converted into shares of Common Stock pursuant to the Corporation's right to compel such conversion.

     "MANDATORY CONVERSION NOTICE" means a written notice substantially in the form of the notice attached hereto as EXHIBIT A and incorporated herein by this reference.

    "MANDATORY PREPAYMENT DATE" means the Business Day specified by the Holder, in compliance with the provisions hereof, as the date on which all or a portion of the indebtedness evidenced by this Note must be prepaid pursuant to the Holder's right to compel such prepayment.

     "MANDATORY PREPAYMENT NOTICE" means a written notice substantially in the form of the notice attached hereto as EXHIBIT B and incorporated herein by this reference.

     "MATURITY DATE" means February 28, 2002.

     "NOTE" means this 7.5% convertible, subordinated note issued by the Corporation.

     "NOTE PURCHASE AGREEMENT" means that certain Note Purchase Agreement, dated as of April 5, 1996, between the Corporation and Sodexho S.A.

     "OPTIONAL CONVERSION NOTICE" means a written notice substantially in the form of the notice attached hereto as Exhibit C and incorporated herein by this reference.

     "SENIOR INDEBTEDNESS" means the principal of and premium, if any, and unpaid interest on (a) indebtedness (other than indebtedness evidenced by the Convertible Notes, indebtedness that is subordinated in right of payment to one or more item or type of indebtedness of the Corporation, or indebtedness incurred in violation of the terms and conditions of the Note Purchase Agreement) of the Corporation, irrespective of whether secured and whether heretofore or hereafter (i) incurred for borrowed money, or (ii) evidenced by a note or similar instrument given in connection with the acquisition by the Corporation of any business, properties, or assets, including securities (but not including any account payable or other obligation created or assumed by the Corporation in the ordinary course of business in connection with the obtaining of materials or services), (b) any refundings, renewals, extensions, or deferrals of any of the indebtedness included as Senior Indebtedness by virtue of CLAUSE (a) hereof, and (c) obligations under capital leases; in each case for the payment of which the Corporation is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire, or otherwise, unless the terms of the instrument evidencing such indebtedness or capital lease or pursuant to which such indebtedness or capital lease is outstanding specifically provide that such indebtedness or capital lease is not superior in right of payment to the indebtedness evidenced by this Note.

     "SODEXHO AGREEMENT" means that certain Securities Purchase Agreement, dated as of June 23, 1994, between Sodexho S.A., a French corporation, or its designee and the Corporation, as amended by that certain Amendment No. 1 to Securities Purchase Agreement, dated as of July 11, 1995

     "TRADING DAY" means, if the Common Stock is listed or admitted to trading on any national securities exchange, a day on which such exchange is open for the transaction of business, otherwise, a Business Day.

     "TRIGGERING EVENT" means the occurrence of any Unmatured Event of Default of Event of Default described in CLAUSES (i), (ii), AND (iv) THROUGH (x), inclusive, of SECTION 7.1 of the Note Purchase Agreement. For purposes of determining the period during which the Triggering Event Rate shall be in effect, a Triggering Event shall not be deemed to have occurred until the date on which the Holder shall have given notice of the occurrence thereof to the Corporation.

     "TRIGGERING EVENT RATE" means nine and one-half percent (9.5%) per annum.

     "UNMATURED EVENT OF DEFAULT" shall mean any event or condition, the occurrence of which would, with the lapse of time or the giving of notice, or both, constitute an Event of Default.

            SECTION 3. OPTIONAL CONVERSION. (a) Subject to and upon compliance with the provisions of this Note, the Holder is entitled, at its option, at any time on or before the close of business on the Business Day prior to the Maturity Date, or in case this Note or a portion hereof is called for conversion by the Corporation in accordance with the terms hereof, then until and including, but not after, the close of business on the third Business Day prior to the Mandatory Conversion Date, to convert all or a portion of the principal amount of the indebtedness evidenced by this Note into Conversion Shares.

            (b) The principal amount of the indebtedness evidenced by this Note or any portion of the principal amount of the indebtedness evidenced hereby that is One Thousand Dollars ($1,000), an integral multiple of One Thousand Dollars ($1,000), or the remaining balance of the principal amount of the indebtedness evidenced by this Note may be converted into Conversion Shares. Subject to the provisions for adjustment set forth hereinafter, the indebtedness evidenced by the Note shall be convertible into Conversion Shares at a price per share equal to the Conversion Price and the number of Conversion Shares to be deliverable to the Holder upon conversion of One Hundred Dollars ($100) of the principal amount of this Note shall be equal to the Conversion Ratio.

            (c) Conversion of all or a portion of the indebtedness evidenced by this Note may be effected by the Holder upon the surrender to the Corporation at the principal office of the Corporation in the State of Tennessee or at the office of any agent or agents of the Corporation, as may be designated by the Board, of this Note, duly endorsed or assigned to the Corporation or in blank, accompanied by a Optional Conversion Notice to the Corporation that the Holder elects to convert the principal amount of the indebtedness evidenced by this Note or, if less than the entire principal amount of the indebtedness evidenced by this Note is to be converted, the portion thereof to be converted. Such Optional Conversion Notice shall specify the name or names in which the Holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such notice shall specify a name or names other than that of the Holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the indebtedness evidenced by this Note. No payment or adjustment shall be made upon any conversion of this Note on account of any dividends or other distributions payable on the Conversion Shares; PROVIDED, HOWEVER, that the Holder shall be entitled to receive the full amount of any dividends or other distributions declared with respect to the Conversion Shares with a record date on or after the effective date of such conversion.

            As promptly as practicable, and in any event within five (5) Business Days after the surrender of this Note and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered, either by personal delivery or by certified or registered mail or by a recognized overnight courier service, in any such case, properly insured, to the Holder in accordance with the written instructions of the Holder (i) certificates representing the number of Conversion Shares to which the Holder shall be entitled, and (ii) if less than the entire principal amount of indebtedness evidenced by this Note is being converted, a new promissory note, in the form of this Note, for the balance of the indebtedness that is not being so converted. Such conversion shall be deemed to have been made at the close of business on the date of giving such notice and of such surrender of this Note so that the rights of the Holder (as a noteholder) with respect to the principal amount being converted shall cease, and the person or persons entitled to receive the Conversion Shares issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Stock as of such day. All accrued but unpaid interest through the Business Day immediately preceding the date of such conversion with respect to the principal amount of the indebtedness evidenced by this Note being converted shall be payable upon conversion.

            The Corporation shall not be required to convert, and no surrender of this Note shall be effective for that purpose, while the transfer books of the Corporation for the Common Stock are closed for any purpose (but not for any period in excess of 15 days); but the surrender of this Note for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books, as if the conversion had been made on the date this Note is surrendered, and at the Conversion Ratio in effect at the date of such surrender.

            (d) In case this Note is to be prepaid pursuant to the mandatory prepayment provisions hereof, such right of conversion shall cease and terminate as to the portion of this Note that is to be prepaid at the close of business on the Business Day next preceding the date fixed for mandatory prepayment unless the Corporation shall default in the payment of the mandatory prepayment amount.

            (e) In connection with the conversion of the indebtedness evidenced by this Note, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Trading Day on which such indebtedness evidenced by this Note is deemed to have been converted. If more than one note shall be surrendered for conversion by the Holder at the same time, the number of full shares of Common Stock issuable on conversion thereof shall be computed on the basis of the total amount of indebtedness to be converted.

            (f) (i) The Corporation shall at all times reserve and keep available for issuance upon the conversion of the indebtedness evidenced by this Note, free from any preemptive rights, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of all of the indebtedness evidenced by this Note, and shall take all action required to increase the authorized number of shares of Common Stock if necessary to permit the conversion of all of the indebtedness evidenced by this Note.

                (ii) If the Corporation shall issue shares of Common Stock upon conversion of indebtedness evidenced by this Note as contemplated by this
SECTION 3, the Corporation shall issue together with each such share of Common Stock any rights issued to holders of Common Stock of the Corporation, irrespective of whether such rights shall be exercisable at such time, but only if such rights are issued and outstanding and held by other holders of Common Stock of the Corporation at such time and have not expired.

            (g) The Conversion Ratio will be subject to adjustment from time to time as follows:

                   (i) In case the Corporation shall at any time or from time to time after the Closing Date (A) pay a dividend, or make a distribution, on the outstanding shares of Common Stock in shares of Common Stock, (B) subdivide the outstanding shares of Common Stock, (C) combine the outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of the shares of Common Stock any shares of capital stock of the Corporation, then, and in each such case, the Conversion Ratio in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted so that the Holder shall be entitled to receive the number of shares of Common Stock (or other capital stock) of the Corporation that the Holder would have owned or have been entitled to receive after the happening of any of the events described above, had the indebtedness evidenced by this Note been converted immediately prior to the happening of such event or the record date therefor, whichever is earlier. An adjustment made pursuant to this CLAUSE (i) shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of such subdivision, reclassification, or combination, at the close of business on the day upon which such corporate action becomes effective. No adjustment shall be made pursuant to this CLAUSE (i) in connection with any transaction to which SUBSECTION (h) applies.

          (ii) In case the Corporation shall issue shares of Common Stock or Convertible Securities after the Closing Date at a price per share (or having a conversion price per share) less than the Current Market Price per share of Common Stock, as of the date of issuance of such shares or of such Convertible Securities, then, and in each such case, the Conversion Ratio shall be adjusted so that the Holder shall be entitled to receive, upon the conversion hereof, the number of shares of Common Stock determined by multiplying (A) the applicable Conversion Ratio on the day immediately prior to such date by (B) a fraction, the numerator of which shall be the sum of (1) the number of shares of Common Stock outstanding on such date, PLUS (2) the number of additional shares of Common Stock issued (or into which the Convertible Securities may convert), and the denominator of which shall be the sum of (a) the number of shares of Common Stock outstanding on such date, PLUS (b) the number of shares of Common Stock purchasable at the then Current Market Price per share with the aggregate consideration received or receivable by the Corporation for the total number of shares of Common Stock so issued (or into which the Convertible Securities may convert). Notwithstanding the foregoing, in the event that after the date hereof the Corporation (x) issues the Floating Rate Notes, or (y) sells up to 1,000,000 shares (dilution adjustments for future public stock issuances in excess of 1,000,000 shares after adjustment is made for the first 1,000,000 shares pursuant to this sentence, shall be made in accordance with the previous sentence) of its Common Stock to the public in a registered offering or offerings (on Forms other than S-4, S-8, or any successor Forms or similar Forms) (each such issuance an "Adjustment Event"), then, and in each such case, the Conversion Ratio shall be adjusted so that the holder shall be entitled to receive, upon the conversion hereof, the number of shares of Common Stock determined by multiplying the applicable Conversion Ratio on the day immediately prior to such Adjustment Event by a fraction, (i) the numerator of which shall be the number of shares of Common Stock outstanding, PLUS, in the case of an Adjustment Event described in CLAUSE (x), the number of shares of Common Stock into which the Floating Rate Notes may convert, immediately after such Adjustment Event, and (ii) the denominator of which shall be the number of shares of Common Stock outstanding, immediately prior to such Adjustment Event.

          An adjustment made pursuant to this CLAUSE (ii) shall be made on the next Business Day following the date on which any such issuance is made and shall be effective retroactively to the close of business on the date of such issuance. For purposes of this CLAUSE (ii), the aggregate consideration received or receivable by the Corporation in connection with the issuance of shares of Common Stock or of rights, warrants, or other securities convertible into shares of Common Stock shall be deemed to be equal to the sum of the aggregate offering price (before deduction of underwriting discounts or commissions and expenses payable to third parties) of all such Common Stock, rights, warrants, and convertible securities PLUS the minimum aggregate amount, if any, payable upon exercise of conversion of any such rights, warrants, and convertible securities into shares of Common Stock. The issuance of any shares of Common Stock (whether treasury shares or newly issued shares) pursuant to (a) a dividend or distribution on, or subdivision, combination or reclassification of, the outstanding shares of Common Stock requiring an adjustment in the conversion ratio pursuant to CLAUSE (i) of this SUBSECTION (g), or (b) other than as provided in CLAUSE (y) above, the terms of a firmly committed underwritten public offering, shall not be deemed to constitute an issuance of Common Stock or Convertible Securities by the Corporation to which this CLAUSE (ii) applies.

          Upon the expiration of any unexercised options, warrants, or rights to convert any convertible securities for which an adjustment has been made pursuant to this CLAUSE (ii), the adjustments shall forthwith be reversed to effect such rate of conversion as would have been in effect at the time of such expiration or termination had such options, warrants, or rights or convertible securities, to the extent outstanding immediately prior to such expiration or termination, never been issued. If the purchase price provided for in any option, warrant, or rights to convert any convertible securities for which an adjustment has been made pursuant to this CLAUSE
     (ii), the additional consideration, if any, payable upon the conversion or exchange of any convertible securities for which an adjustment has been made, or the rate at which any convertible securities referred to above are convertible into or exchangeable for Common Stock shall, at any time, increase or decrease (other than under or by reason of provisions designed to protect against dilution), then, the Conversion Ratio in effect at the time of such event shall forthwith be readjusted to the Conversion Ratio that would have been in effect at such time had such options, warrants, or rights or convertible securities still outstanding provided for such changed purchase price, additional consideration, or conversion rate, as the case may be, at the time initially granted, issued, or sold. No adjustment shall be made pursuant to this CLAUSE (ii) in connection with any transaction to which SUBSECTION (h) applies.

          (iii) In case the Corporation shall at any time or from time to time after the Closing Date declare, order, pay, or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its subsidiaries by way of dividend or spinoff), on its Common Stock, other than (A) dividends payable in cash in an aggregate amount not to exceed 50% of net income from continuing operations before extraordinary items of the Corporation, determined in accordance with generally accepted accounting principles, during the period (treated as one accounting period) commencing on December 31, 1995, and ending on the date such dividend is paid; PROVIDED, that, to the extent required by the terms thereof, such dividend shall have been previously consented to by the holders of the notes issued pursuant to the Note Purchase Agreement, or (B) dividends or distributions of shares of Common Stock which are referred to in CLAUSE (i) of this SUBSECTION (g), then, and in each such case, the Conversion Ratio shall be adjusted so that the Holder shall be entitled to receive, upon the conversion hereof, the number of shares of Common Stock determined by multiplying (1) the applicable Conversion Ratio on the day immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution by (2) a fraction, the numerator of which shall be the Current Market Price per share of Common Stock for the period of 30 Trading Days preceding such record date, and the denominator of which shall be such Current Market Price per share of Common

     Stock less the fair market value, as determined in good faith by the Board, a certified resolution with respect to which shall be mailed to the Holder, per share of Common Stock of such dividend or distribution. No adjustment shall be made pursuant to this CLAUSE (iii) in connection with any transaction to which SUBSECTION (h) applies.

          (iv) For purposes of this SUBSECTION (g), the number of shares of Common Stock at any time outstanding shall not include any shares of Common Stock then owned or held by or for the account of the Corporation.

          (v) The term "dividend," as used in this SUBSECTION (g), shall mean a dividend or other distribution upon stock of the Corporation.

          (vi) Anything in this SUBSECTION (g) to the contrary notwithstanding, the Corporation shall not be required to give effect to any adjustment in the Conversion Ratio unless and until the net effect of one or more adjustments (each of which shall be carried forward), determined as above provided, shall have resulted in a change of the Conversion Ratio by at least one one-hundredth (.01) of one share of Common Stock, and when the cumulative net effect of more than one adjustment so determined shall be to change the Conversion Ratio by at least one one-hundredth (.01) of one share of Common Stock, such change in Conversion Ratio shall thereupon be given effect.

          (vii) The certificate of any firm of independent public accountants of recognized standing selected by the Board (which may be the firm of independent public accountants regularly employed by the Corporation) shall be presumptively correct for any computation made under this SUBSECTION
     (g).

          (viii) If the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to stockholders thereof legally abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in the number of shares of Common Stock issuable upon exercise of the right of conversion granted by this SUBSECTION (g) or in the Conversion Ratio then in effect shall be required by reason of the taking of such record.

            (h) In the case of any Major Transaction occurring at any time, at the option of the Holder, the indebtedness evidenced by the Note shall thereafter be convertible into, in whole and in part and in lieu of the Common Stock issuable upon such conversion prior to consummation of such Major Transaction, the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such Major Transaction by a holder of that number of shares of Common Stock into which such indebtedness, or portion thereof, was convertible immediately prior to such Major Transaction (including, on a pro rata basis, the cash, securities, or property received by holders of Common Stock in any tender or exchange offer that is a step in such Major Transaction). In case securities or property other than Common Stock shall be issuable or deliverable upon conversion as aforesaid, then all references in this Section 3 shall be deemed to apply, so far as appropriate and nearly as may be, to such other securities or property.

            (i) In case at any time or from time to time the Corporation shall pay any stock dividend or make any other non-cash distribution to the holders of its Common Stock, or shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other right, or there shall be any capital reorganization or reclassification of the Common Stock of the Corporation or consolidation or merger of the Corporation with or into another corporation or other entity, or any sale or conveyance to another corporation or other entity of the assets or property of the Corporation as an entirety or substantially as an entirety, or there shall be a voluntary or involuntary dissolution, liquidation, or winding up of the Corporation, then, in any one or more of said cases the Corporation shall give at least 20 days prior written notice (the time of mailing of such notice shall be deemed to be the time of giving thereof) to the Holder at the address of the Holder as shown on the books of the Corporation as of the date of which (i) the books of the Corporation shall close or a record shall be taken for such stock dividend, distribution, or subscription rights, or (ii) such reorganization, reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation, or winding up shall take place, as the case may be, provided that in the case of any Major Transaction to which SUBSECTION (h) applies the Corporation shall give at least 30 days prior written notice as aforesaid. Such notice also shall specify the date as of which the holders of the Common Stock of record shall participate in said dividend, distribution, or subscription rights or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, or conveyance or participate in such dissolution, liquidation, or winding up, as the case may be. Failure to give such notice shall not invalidate any action so taken.

            (j) Anything herein to the contrary notwithstanding, the issuance or sale of the following shares of Common Stock or options, warrants, or other rights to purchase Common Stock shall be excluded from any calculation of, and shall not be deemed issued or sold for purposes of calculating, any reduction, adjustment, or readjustment of the Conversion Ratio hereunder: (i) shares of Common Stock issued upon conversion of the indebtedness evidenced by this Note or any portion thereof; (ii) shares of Common Stock or options, warrants, or other rights to purchase Common Stock issuable, reserved for issuance, or issued pursuant to a stock option plan, employee stock ownership plan, or other compensatory benefit plan of the Corporation, duly adopted by the Board; (iii) shares of Common Stock, issuable, reserved for issuance, or issued pursuant to any currently outstanding warrants or options (other than as provided in CLAUSE
(x) of SUBPARAGRAPH (g)(ii) above), or any options, warrants, or other rights issuable, reserved for issuance, or issued to officers of the Corporation in the future for compensatory purposes, if duly authorized by the Board; and (iv) shares of Common Stock issued upon conversion of the indebtedness evidenced by the Convertible Notes (other than as provided in CLAUSE (x) of SUBPARAGRAPH
(g)(ii) above).

            Section 4. REPORTS AS TO ADJUSTMENTS. Upon any adjustment of the Conversion Ratio then in effect and any increase or decrease in the number of shares of Common Stock issuable upon the operation of the conversion set forth in SECTION 3, then, and in each such case, the

Corporation shall promptly deliver to the Holder, a certificate signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the Conversion Ratio then in effect following such adjustment and the increased or decreased number of shares issuable upon the conversion granted by SECTION 3, and shall set forth in reasonable detail the method of calculation of each and a brief statement of the facts requiring such adjustment. Where appropriate, such notice to the Holder may be given in advance and included as part of the notice required under the provisions of SECTION 3(i).

            SECTION 5. MANDATORY CONVERSION. (a) At any time after the fourth anniversary of the Closing Date, and so long as at such time the Common Stock is listed or admitted to trading on a national securities exchange, the Corporation may require the Holder to convert all or a portion of the principal amount of the indebtedness evidenced by this Note into shares of Common Stock if, at such time, the Current Market Price of the Common Stock has equalled or exceeded one hundred fifty percent (150%) of the Conversion Price (as it may from time to time be adjusted) for forty-five (45) consecutive Trading Days following the forty-fifth monthly anniversary of the Closing Date. To exercise such right, the Corporation must deliver a Mandatory Conversion Notice of the exercise of such right to the Holder within thirty (30) days of the last day of such forty-five
(45) day period, such Mandatory Conversion Notice must be given at least ten
(10) Business Days, but not more than fifteen (15) Business Days prior to the proposed Mandatory Conversion Date, and such Mandatory Conversion Notice must specify the proposed Mandatory Conversion Date and the portion of the principal amount of the indebtedness evidenced by this Note to be converted into Common Stock.

            (b) All conversions effected pursuant to the preceding paragraph will be made effective as of the close of business on the Mandatory Conversion Date at the Conversion Ratio in effect on the Mandatory Conversion Date; PROVIDED, HOWEVER, that, in order to be able to convert, the Current Market Price on the Mandatory Conversion Date must equal or exceed one hundred fifty percent (150%) of the Conversion Price in effect on the Mandatory Conversion Date. If the Current Market Price on the Mandatory Conversion Date does not equal or exceed one hundred fifty percent (150%) of the Conversion Price in effect on the Mandatory Conversion Date, the Corporation's election to require conversion will be deemed void and no conversion will be effected pursuant to such notice. Such event will not be deemed, however, to alter or restrict the Corporation's right to again require conversion at such time as the Current Market Price equals or exceeds one hundred fifty percent (150%) of the then current Conversion Price for forty-five (45) consecutive Trading Days prior to such time. Upon conversion required by the Corporation pursuant to this paragraph and the immediately preceding paragraph, all accrued but unpaid interest with respect to the principal amount of the indebtedness evidenced by this Note being converted shall be payable in accordance with the provisions of the following paragraph.

            (c) Conversions of the indebtedness evidenced by this Note effected by the exercise of the Corporation's right to require conversion will be deemed effective as of the close of business on the Mandatory Conversion Date without any action by the Holder and the Holder will, as of such time, be a stockholder of the Corporation with respect to the number of shares of Common Stock into which the principal balance evidenced by this Note (or such portion of the principal balance evidenced by this Note as the Corporation shall have specified) shall have been converted. The Holder agrees promptly to surrender this Note for cancellation following mandatory conversion. Certificates representing the shares of Common Stock issuable by the Corporation as a result of the mandatory conversion of all or a portion of the principal balance of the indebtedness evidenced by this Note and all dividends and other distributions payable with respect to such shares and all accrued but unpaid interest payable pursuant to the immediately preceding paragraph will be retained by the Corporation pending surrender of this Note for cancellation. As promptly as practicable, and in any event within five (5) Business Days after the surrender of this Note, the Corporation shall deliver or cause to be delivered, either by personal delivery or by certified or registered mail or by a recognized overnight courier service, in any such case, properly insured, to the Holder in accordance with the written instructions of the Holder (i) certificates representing the number of Conversion Shares to which the Holder shall be entitled, and (ii) if less than the entire principal amount of indebtedness evidenced by this Note is being converted, a new promissory note, in the form of this Note, for the balance of the indebtedness that is not being so converted.

            (d) In connection with the conversion of the indebtedness evidenced by this Note, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Trading Day on which such indebtedness evidenced by this Note is deemed to have been converted. If more than one note shall be surrendered for conversion by the Holder at the same time, the number of full shares of Common Stock issuable on conversion thereof shall be computed on the basis of the total amount of indebtedness to be converted.
            SECTION 6. MANDATORY PREPAYMENT. In the case of any Change Event occurring at any time, at the option of the Holder, the Holder may require the Corporation to prepay all or a portion of the then outstanding principal amount of the indebtedness evidenced by this Note. To exercise such right of prepayment, the Holder must provide the Corporation with a Mandatory Prepayment Notice at least thirty (30) days prior to the proposed Mandatory Prepayment Date which Mandatory Prepayment Notice shall specify the portion of the principal amount of the indebtedness evidenced by this Note (which must be in integral multiples of One Thousand Dollars ($1,000)) to be prepaid. On the Mandatory Prepayment Date specified, the Corporation shall prepay the portion of the principal amount of the indebtedness evidenced by this Note that the Holder has specified must be prepaid on such date, PLUS accrued interest on such principal amount to the date of the prepayment. Any prepayment shall be made by cashiers check or by wire transfer of immediately available funds, in currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, at such address or to such account, as applicable, as shall be designated to the Corporation by the Holder.

            SECTION 7. SUBORDINATION. (a) The Corporation covenants and agrees, and the Holder likewise covenants and agrees, that no payment shall be made by the Corporation on account of principal of or interest on this Note, or otherwise, if there shall have occurred and be continuing, and the Corporation and the Holder shall have received notice from the holder or holders of, a default with respect to any Senior Indebtedness (i) permitting the acceleration thereof and such default is the subject of a judicial proceeding, or (ii) in an aggregate principal amount of not less than One Million Dollars ($1,000,000) entitling such holder or holders to compel the acceleration thereof (PROVIDED, HOWEVER, that in the case of Senior Indebtedness issued pursuant to an indenture, such notice may be validly given only by the trustee under such indenture), unless and until such default or Event of Default shall have been cured or waived or shall have ceased to exist or such notice is withdrawn or found by a court of competent jurisdiction to be invalid.

            (b) Upon any payment by the Corporation or distribution of assets of the Corporation of any kind or character, whether in cash, property, or securities, to creditors of the Corporation upon any dissolution or winding up or liquidation or reorganization of the Corporation, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership, or other similar proceedings, all amounts due or to become due upon all Senior Indebtedness shall first be paid in full in money or money's worth, or payment thereof provided for, before any payment is made on account of the principal of or interest on this Note and upon such dissolution or winding up or liquidation or reorganization, any payment by the Corporation, or distribution of assets of the Corporation of any kind or character, whether in cash, property, or securities, to which the Holder would be entitled except for the provisions hereof, shall be paid by the Corporation or by any receiver, trustee in bankruptcy, liquidating trustee, agent, or other person making such payment or distribution directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all Senior Indebtedness in full in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the Holder.

            (c) The foregoing notwithstanding, in the event that any payment of or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by the Holder before all Senior Indebtedness is paid in full in money or money's worth, or provision is made for such payment, then and in such event such payment or distribution shall be paid over or delivered to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness (but subject to the power of a court of competent jurisdiction to make other equitable provision, which shall have been determined by such court to give effect to the rights conferred herein upon the Senior Indebtedness and the holders thereof with respect to this Note or the Holder hereof by a lawful plan or reorganization or readjustment under applicable bankruptcy law).

            (d) The holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Holder, without incurring responsibility to the Holder and without impairing or releasing the obligations of the Holder to the holders of Senior Indebtedness: (i) change the manner, place, or terms of payment or change or extend the time of payment of, or renew or alter Senior Indebtedness, or otherwise amend, in any manner, Senior Indebtedness or any instrument evidencing the same or any agreement under which such Senior Indebtedness is outstanding; PROVIDED, HOWEVER, that the average weighted maturity of such Senior Indebtedness shall not be decreased without the consent of the Holder; (ii) sell, exchange, release, or otherwise deal with any property pledged, mortgaged, or otherwise securing Senior Indebtedness; (iii) release any person liable in any manner for the collection of Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Corporation and any other person.

            (e) Subject to the payment in full of all amounts then due (whether by acceleration of the maturity thereof or otherwise) on account of the principal of, premium, if any, and interest on all Senior Indebtedness at the time outstanding, the Holder shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property, or securities of the Corporation applicable to the Senior Indebtedness until the principal of and interest on this Note shall be paid in full; and, for the purposes of such subrogation, no payments or distributions by the Corporation to the holders of Senior Indebtedness of any cash, property, or securities to which the Holder would be entitled except for the provisions hereof, and no payments over pursuant to the provisions hereof to the holders of Senior Indebtedness by the Holder, shall, as between the Corporation, its creditors other than holders of Senior Indebtedness, and the Holder, be deemed to be a payment by the Corporation to or on account of the Senior Indebtedness.

            (f) It is understood that the foregoing provisions of this Note are and are intended solely for the purpose of defining the relative rights of the Holder on the one hand and the holders of Senior Indebtedness on the other hand. Nothing contained in this Note is intended to or shall impair, as among the Corporation, its creditors other than the holders of Senior Indebtedness, and the Holder, the obligation of the Corporation, which is absolute and unconditional, to pay to the Holder the principal of and interest on this Note as and when the same shall become due and payable in accordance with its terms, or is intended to or shall affect the relative rights of the Holder and creditors of the Corporation other than the holders of Senior Indebtedness, nor shall anything herein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under this Note or the Note Purchase Agreement.

            (g) Upon any payment or distribution of assets of the Corporation referred to herein, the Holder shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation, or reorganization proceedings are pending, or certificate of the receiver, trustee in bankruptcy, liquidating trustee, agent, or other person making such payment or distribution, delivered to the Holder, for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Corporation, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon, and all other facts pertinent thereto.

            (h) The Corporation shall give prompt written notice to the Holder of any fact known to the Corporation that would prohibit the making of any payment of moneys to or by the Corporation in respect of this Note.

            SECTION 8. ACCELERATION. This Note and the indebtedness evidenced hereby is subject to acceleration under the terms and conditions set forth in the Note Purchase Agreement.

            SECTION 9. NO OPTIONAL PREPAYMENT. This Note and the indebtedness evidenced hereby shall not be prepaid at the option of the Corporation.

            SECTION 10. MISCELLANEOUS. (a) Any notice required by the provisions of this Note to be given to the Holder or the Corporation shall be given and deemed received or delivered in accordance with the provisions of
SECTION 10.4 of the Note Purchase Agreement.

            (b) In the event of prepayment or conversion of this Note in part only, a new note or notes for the unpaid or unconverted portion hereof will be issued in the name or names requested by the Holder upon the cancellation hereof.

            (c) The transfer of this Note is registrable on the books of the Corporation upon surrender of this Note for registration of transfer at the offices of the Corporation in Nashville, Tennessee, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation duly executed by, the Holder or its attorney duly authorized in writing, and thereupon one or more new notes of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees. New notes are issuable only in registered form without coupons in denominations of One Thousand Dollars ($1,000) and any integral multiple thereof. This Note is exchangeable for a like aggregate principal amount of notes of a different authorized denomination, as requested by the Holder. No service charge shall be made for any such registration of transfer or exchange, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

            (d) Prior to the due presentment of this Note for registration of transfer, the Corporation and any agent of the Corporation may treat the person in whose name this Note is registered as the owner hereof for all purposes, irrespective of whether this Note be overdue, and neither the Corporation nor any such agent shall be affected by notice to the contrary.

            (e) This Note shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by, construed under, and enforced in accordance with the laws of the State of New York.

            (f) The Corporation agrees, to the extent permitted by law, to pay to the Holder all costs and expenses (including attorneys' fees) incurred by it in the collection hereof or the enforcement of any right or remedy provided for herein (including such costs and expenses incurred in connection with a workout or an insolvency or bankruptcy proceeding).

            (g) The provisions of the Note Purchase Agreement are hereby incorporated into this Note by this reference.

            IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date first above written.


                                    CORRECTIONS CORPORATION OF AMERICA,
                                    a Delaware corporation



                                    By:
                                       -------------------------------------
                                    Title:
                                          ----------------------------------




ATTEST:





- ---------------
Secretary

                                    Exhibit A
                                    ---------

                      [FORM OF MANDATORY CONVERSION NOTICE]


- ----------
- ----------
- ----------



      Notice hereby is given that, in accordance with the terms and conditions of the Note hereinafter described and that certain Note Purchase Agreement, dated April 5, 1996, between Corrections Corporation of America and ______________, Corrections Corporation of America hereby elects to require conversion of the 7.5% Convertible, Subordinated Note, due February 28, 2002, issued by it (the "Note"). The Note to be converted and the principal amount thereof to be converted are as follows:

                                              Principal           Number of
                       Outstanding          Amount to be          Shares to
Note Number         Principal Amount          Converted         Be Delivered
- --------------------------------------------------------------------------------





The Mandatory Conversion Date will be                      .
                                     ------------


                                    CORRECTIONS CORPORATION OF AMERICA


                                    By:
                                       --------------------------------
                                    Name:
                                         ------------------------------
                                    Title:
                                          -----------------------------

                                    Exhibit B
                                    ---------

                      [FORM OF MANDATORY PREPAYMENT NOTICE]


TO:  CORRECTIONS CORPORATION OF AMERICA

     ---------------

     ---------------



      The undersigned owner of the attached Note hereby gives notice that, in accordance with the terms and conditions of such Note and that certain Note Purchase Agreement, dated April 5, 1996, between Corrections Corporation of America and ___________________ , it hereby exercises its right to require prepayment of such Note or portion thereof (which is $1,000 or an integral multiple thereof), PLUS all accrued but unpaid interest with respect to such principal amount.

      The Mandatory Prepayment Date shall be __________________. The principal amount to be prepaid shall be $ _____________________________.



                                         [Name of Holder]


Dated:                              By:
      ---------------                   ------------------------------------
                                         Name:
                                              ------------------------------
                                         Title:
                                               -----------------------------

                                    Exhibit C
                                    ---------

                      [FORM OF OPTIONAL CONVERSION NOTICE]


TO:  CORRECTIONS CORPORATION OF AMERICA


     ------------------

     ------------------



      The undersigned owner of the attached Note hereby gives notice that, in accordance with the terms and conditions of such Note and the Note Purchase Agreement, dated April 5, 1996, between Corrections Corporation of America, ______________________, it hereby exercises its right to convert such Note, or portion hereof (which is $1,000 or an integral multiple thereof) below designated, into shares of Common Stock of Corrections Corporation of America and directs that the shares issuable and deliverable upon the conversion, and any notes representing any unconverted principal amount thereof, be issued and delivered to the registered holder of such Note unless a different name has been indicated below. If shares or a new note representing unconverted principal are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto.


                                              [Name of Holder]


Dated:                         By:
     ------------------           --------------------------------------
                                  Name:
                                       ---------------------------------
                                  Title:
                                       ---------------------------------

                                  Principal Amount to be converted (in an
                                  integral multiple of $1,000, if less than
                                  all):

                                                $
                                                  -------------------

Fill in for registration of shares
of Common Stock and note if to be
issued other than to the
registered Holder.




- -----------------
Name


- -----------------
Address


- -----------------
Please print name and address
(including zip code number)

SOCIAL SECURITY OR OTHER TAXPAYER
IDENTIFYING NUMBER


- -----------------